Exhibit 2.3

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

Aralez Pharmaceuticals Trading DAC,

and

Toprol Acquisition LLC

Dated as of September 18, 2018

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS		1

1.1	Certain Defined Terms	1
1.2	Construction	16

ARTICLE 2 SALE AND PURCHASE OF ASSETS; LIABILITIES		17

2.1	Sale of Purchased Assets	17
2.2	Liabilities	18
2.3	Consideration	18
2.4	Closing	19

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		20

3.1	Representations and Warranties of Seller	20
3.3	Exclusivity of Representations	31

ARTICLE 4 PRE-CLOSING COVENANTS		32

4.1	Access and Information	32
4.2	Ordinary Course of Business	34
4.3	Obligation to Consummate the Transaction	35
4.4	Reasonable Assurances	36

ARTICLE 5 ADDITIONAL COVENANTS		36

5.1	Cooperation in Litigation and Investigations	36
5.2	Further Assurances	37
5.3	Publicity	38
5.4	Confidentiality	38
5.5	Regulatory Transfers	40
5.6	Regulatory Responsibilities	41
5.7	Pharmacovigilance Obligations	41
5.8	Commercialization	42
5.9	Certain Tax Matters	42
5.10	Accounts Receivable and Payable	44
5.11	Wrong Pockets	45
5.12	VA Agreement	45
5.13	Purchased Domain Names	46
5.14	Bankruptcy Court Approval	46
5.15	Service of Approval Motion	47
5.17	Seller Not Party to Other Agreement	48
5.18	No Successor Liability	48
5.19	Service of Approval Motion	48
5.20	Copies of Pleadings	49

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5.21	Assumption and Assignment of Contracts	49
5.22	Transition Services	49
5.23	Post-Closing Access	49

ARTICLE 6 CONDITIONS PRECEDENT		50

6.1	Conditions to Obligations of Buyer and Seller	50
6.2	Conditions to Obligations of Buyer	50
6.3	Conditions to Obligations of Seller	51
6.4	Frustration of Closing Conditions	51

ARTICLE 7 NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND PRE-CLOSING COVENANTS		52

7.1	No Survival	52
7.2	No Recourse	52

ARTICLE 8 TERMINATION		52

8.1	Termination	52
8.2	Procedure and Effect of Termination	55
8.3	Expense Reimbursement	55

ARTICLE 9 MISCELLANEOUS		56

9.1	Governing Law, Jurisdiction, Venue and Service	56
9.2	Notices	57
9.3	No Benefit to Third Parties	58
9.4	Waiver and Non-Exclusion of Remedies	58
9.5	Expenses	58
9.6	Assignment	58
9.7	Amendment	59
9.8	Severability	59
9.9	Equitable Relief	59
9.10	Damages Waiver	59
9.11	English Language	60
9.12	Bulk Sales Statutes	60
9.13	Representation by Counsel	60
9.14	Counterparts	60
9.15	Entire Agreement	60

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SCHEDULES

Schedule 1.1.2	Excluded Liabilities
Schedule 1.1.2(a)	Excluded Contracts
Schedule 1.1.3	Licensed Trademarks
Schedule 1.1.4(d)	Permitted Encumbrances — Licenses
Schedule 1.1.4(e)	Other Permitted Encumbrances
Schedule 1.1.5	Product Contracts
Schedule 1.1.6	Purchased Domain Names
Schedule 1.1.7	Purchased Regulatory Approvals
Schedule 1.1.8	Seller’s Knowledge
Schedule 2.1.1(a)(i)	Purchased Contracts
Schedule 2.4.2(a)(iv)	Purchased Assets Delivery Schedule
Schedule 4.2	Exceptions to Ordinary Course of Business
Schedule 4.4.1	Foreign Competition Law Filings
Schedule 5.22	Transition Services

DISCLOSURE SCHEDULES

EXHIBITS

Exhibit A	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit B	Form of Buyer FDA Transfer Letter
Exhibit C	Reserved
Exhibit D	Form of Domain Name Assignment Agreement
Exhibit E	Form of Seller FDA Transfer Letter
Exhibit F	Approval Order
Exhibit G	Bidding Procedures Order
Exhibit H	Bidding Procedures

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ASSET PURCHASE AGREEMENT (this “Agreement”) is made and executed as of September 18, 2018 (the “Execution Date”), by and between Aralez Pharmaceuticals Trading DAC, an Irish designated activity company (“Seller”), and Toprol Acquisition LLC, a Delaware limited liability company (“Buyer”).  Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Seller and certain of its Affiliates are engaged in the Product Business;

WHEREAS, on August 10, 2018 (the “Petition Date”), Seller and certain of its U.S. Affiliates (the “U.S. Debtors”) sought relief under Chapter 11 of Title 11, §§ 101-1330 of the United States Code (as amended, the “Bankruptcy Code”) by filing cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain assets and rights associated with the Product and the Product Business, upon the terms and conditions hereinafter set forth;

WHEREAS, the Purchased Assets and Assumed Liabilities are assets and liabilities of Seller which are to be sold and assumed pursuant to the Approval Orders approving such sale pursuant to section 363 of the Bankruptcy Code, free and clear of all Encumbrances and Liabilities except Assumed Liabilities and Permitted Encumbrances, which order will include the authorization for the assumption and assignment of certain executory contracts and unexpired leases and liabilities thereunder under section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth herein and in accordance with other applicable provisions of the Bankruptcy Code; and

WHEREAS, at the Closing, Seller (or certain of its Affiliates) and Buyer (or certain of its Affiliates) intend to enter into the Ancillary Agreements.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Certain Defined Terms.  As used herein, the following terms shall have the following meanings:

“Accountants” means an accounting firm of national reputation in the United States (excluding each of Seller’s and its Affiliates’ and Buyer’s and its Affiliates’ respective regular outside accounting firms) that is mutually acceptable to Seller and Buyer; provided, however, if Seller and Buyer are unable to agree on such accounting firm within 10 days after a need to engage the Accountants arises under this Agreement or any such mutually selected accounting firm is unwilling or unable to serve, then Seller shall deliver to Buyer a list of three other accounting firms of national reputation in the United States that have not performed services for Seller or its Affiliates or Buyer or its Affiliates in the preceding three-year period, and Buyer shall select one of such three accounting firms, which shall thereafter be deemed to be the Accountants for purposes of this Agreement.

“Accounts Payable” means all amounts that, in accordance with GAAP as applied by Seller and its Affiliates on a consistent basis, constitute, as of the Closing Date, accounts payable and other indebtedness due and owed by Seller or any of its Affiliates to any Third Party arising from sales of the Product or the Authorized Generic Product by or on behalf of Seller or its Affiliates prior to the Closing Date.

“Accounts Receivable” means all amounts that, in accordance with GAAP as applied by Seller and its Affiliates on a consistent basis, constitute, as of the Closing Date, accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or any of its Affiliates arising from sales of the Product or the Authorized Generic Product by or on behalf of Seller or its Affiliates prior to the Closing Date.

“Act” means the United States Federal Food, Drug, and Cosmetic Act.

“Adverse Event” means, with respect to a product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following administration, of such product in humans, occurring at any dose, whether or not expected and whether or not considered related to or caused by such product, including such an event or experience as occurs in the course of the use of such product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such product, and including those events or experiences that are required to be reported to the FDA under 21 C.F.R. sections 312.32 or 314.80, as applicable, or to foreign Governmental Authorities under corresponding applicable Law outside the United States.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such first Person.  For purposes of this definition, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” mean (a) the possession, directly or indirectly, of the power to direct the management or policies of a business entity, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise or (b) the ownership, directly or indirectly, of more than 50% of the voting securities or other ownership interest of a business entity (or, with respect to a limited partnership or other similar entity, its general partner or controlling entity).

“AG Agreement” means the Distribution and Supply Agreement, dated as of November 27, 2017, by and between Seller and Lannett Company, Inc.

“AG Selling Entities” means, (a) prior to the Closing Date, Seller, its Affiliates and each licensee, sublicensee or transferee to which Seller or any of its Affiliates has granted a

(sub)license with respect to the Authorized Generic Product (or any Other Authorized or Owned Generic Product (including any Other Third Party Authorized Generic Product)) and, (b) on and after the Closing Date, Buyer, its Affiliates and each licensee, sublicensee or transferee to which Buyer or any of its Affiliates has granted a (sub)license with respect to the Authorized Generic Product (or any Other Authorized or Owned Generic Product (including any Other Third Party Authorized Generic Product)).

“Agreement” has the meaning set forth in the preamble hereto.

“Allocation” has the meaning set forth in Section 2.3.2.

“Ancillary Agreements” means the Bill of Sale, the Domain Name Assignment Agreement, the Transition Services Agreement and the Novation Agreement.

“Applicable FAR Regulations” has the meaning set forth in Section 5.12.

“Apportioned Obligations” has the meaning set forth in Section 5.9.2(b).

“Approval Motion” has the meaning set forth in Section 5.14.1.

“Approval Order” has the meaning set forth in Section 5.14.1(a).

“Assignment” has the meaning set forth in Section 9.6.

“Assumed Liabilities” has the meaning set forth in Section 2.2.1.

“AstraZeneca” means AstraZeneca AB and its Affiliates.

“AstraZeneca Purchase Agreement” means that certain Asset Purchase Agreement, dated as of October 3, 2016, by and between AstraZeneca, Seller and Parent (solely for the purposes of Section 9.16 thereof), as amended from time to time prior to the date hereof.

“Authorized Generic Product” means the pharmaceutical product that is AB rated by the FDA to the Product and marketed, distributed and sold pursuant to the AG Agreement.

“Bankruptcy Code” has the meaning set forth in the recitals.

“Bankruptcy Court” has the meaning set forth in the recitals.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Bid Procedures” has the meaning set forth in Section 5.14.1(b).

“Bidding Procedures Order” has the meaning set forth in Section 5.14.1(b).

“Bill of Sale” means the Bill of Sale and Assignment and Assumption Agreement, in substantially the form attached as Exhibit A.

“Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, New York are permitted or obligated by Law to remain closed.

“Buyer” has the meaning set forth in the preamble hereto.

“Buyer Confidential Information” has the meaning set forth in Section 5.4.2.

“Buyer Disclosure Schedules” means the disclosure schedules of Buyer delivered by Buyer pursuant to this Agreement.

“Buyer FDA Transfer Letter” means the letter to FDA in substantially the form attached as Exhibit B, accepting the transfer of rights to the Purchased Regulatory Approvals issued by FDA from Seller.

“Buyer Material Adverse Effect” means any event, fact, condition, occurrence, change or effect that prevents or materially impedes or delays the consummation by Buyer of the transactions contemplated by this Agreement or the Ancillary Agreements prior to the End Date.

“Buyer Permitted Purpose” has the meaning set forth in Section 5.4.3.

“CCAA Proceedings” means the proceedings commenced by the application for relief under the Companies’ Creditors Arrangement Act (Canada) filed by Parent and Aralez Pharmaceuticals Canada Inc. with the Ontario Superior Court of Justice (Commercial List).

“Chapter 11 Cases” has the meaning set forth in the recitals.

“Closing” has the meaning set forth in Section 2.4.1.

“Closing Date” means the date on which the Closing occurs.

“Confidential Information” has the meaning set forth in Section 5.4.1.

“Confidentiality Agreement” means the Confidentiality Agreement, dated July 13, 2018, by and among Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P. and Parent.

“Confidentiality Period” has the meaning set forth in Section 5.4.2.

“Contract” means any contract, agreement, lease, sublease, license, sublicense or other legally binding commitment or arrangement, whether written or oral.

“Control” means, with respect to any trademark, Regulatory Approval or Purchased Regulatory Documentation, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such trademark, Regulatory Approval or Purchased Regulatory Documentation, as provided for herein or in any Ancillary Agreement without violating the terms of any Contract or other arrangement with any Third Party.

“Cure Costs” shall mean the Liabilities and obligations that must be paid or otherwise satisfied to cure all of the U.S. Debtors’ defaults under the Purchased Contracts necessary for the assumption thereof and assignment to Buyer pursuant to section 365 of the Bankruptcy Code, as provided herein and in the Approval Order.

“Cure Costs Cap” has the meaning set forth in Section 5.2.2.

“DIP Agreement” means that certain Senior Secured Super-Priority Debt-in-Possession Credit Agreement, dated as of August 10, 2018, by and among Aralez Pharmaceuticals US Inc., Pozen Inc., Halton Laboratories LLC, Aralez Pharmaceuticals Management Inc., Aralez Pharmaceuticals Holdings Limited, Aralez Pharmaceuticals Trading DAC, Aralez Pharmaceuticals R&D Inc., Deerfield Management Company, L.P., and the DIP Lenders, as the same has been or may be amended from time to time.

“DIP Credit” has the meaning set forth in Section 2.3.1(d).

“DIP Lenders” means Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P.

“DIP Obligations” means any borrowings under the DIP Agreement.

“Disclosing Party” has the meaning set forth in Section 5.4.1.

“DMF” means the drug master file (within the meaning of 21 C.F.R. § 314.420) with respect to the Product that has been filed with the FDA.

“DMF Letter” has the meaning set forth in Section 6.2.4.

“Domain Name Assignment Agreement” means the Domain Name Assignment Agreement, in substantially the form attached as Exhibit D.

“Domain Names” means internet or global computing network addresses or locations, including all generic top level domains and country code top level domains.

“Encumbrance” means any mortgage, lien (statutory or otherwise), license, pledge, security interest, charge, hypothecation, restriction, claim of ownership, conditional sales or other security arrangement, collateral assignment, preference, encroachment, right of first refusal, title defect or other encumbrance.

“End Date” has the meaning set forth in Section 8.1.2.

“Enforceability Exceptions” has the meaning set forth in Section 3.1.2(a).

“Environmental Law” means any applicable Law, including common laws, and any Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata)); (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials, or (c) the management of asbestos or lead in buildings or other structures.

“Excluded Assets” means all assets, property, rights and interests of Seller and its Affiliates that are not primarily related to and used in the Product Business, other than the Purchased Assets described in Section 2.2.1(a) through (i) that are related to and used in the Product Business, including: (a) all intellectual property of Seller and its Affiliates (other than the Purchased Domain Names and, to the extent transferred, intellectual property rights of Seller and its Affiliates as set forth in the Purchased Contracts); (b) all employees, real property and tangible personal property of Seller or any of its Affiliates (but excluding the Finished Inventory, Purchased Product Records, the Purchased Regulatory Documentation and the Purchased Product Promotional Materials); (c) all Accounts Receivable; (d) all refunds, claims for refunds or rights to receive refunds from any Taxing Authority with respect to any and all Taxes paid or to be paid by Seller or any of its Affiliates (including any and all Taxes paid or to be paid by any of Seller’s Affiliates on behalf of Seller other than refunds of Taxes allocated to Buyer pursuant to Section 5.9.2 which refunds shall be paid to or refunded to Buyer); (e) all insurance policies and insurance Contracts insuring the Purchased Assets, together with any claim, action or other right Seller or any Affiliate of Seller may have for insurance coverage under any past or present policies and insurance Contracts insuring the Purchased Assets; (f) all rights, claims or causes of action (including warranty claims) of Seller or its Affiliates under the Purchased Contracts related to Product supplied or services provided to Seller or its Affiliates prior to the Closing, provided that neither Seller nor any Affiliate of Seller may prosecute any such rights, claims or causes of action with providing Buyer at least two days prior written notice; (g) the Excluded Contracts (including the AstraZeneca Purchase Agreement); and (h) all Excluded Items.

“Excluded Contracts” means any Contract of Seller or its Affiliates that relates to the Purchased Assets and is not a Purchased Contract, including those listed on Schedule 1.1.2(a).

“Excluded Items” means any and all (a) books, documents, records, files and other items prepared in connection with or relating to the negotiation and consummation of the transactions contemplated by this Agreement or the Ancillary Agreements or otherwise prepared in connection with the divestiture of the Purchased Assets and the evaluation of strategic alternatives, including all (i) bids received from Third Parties and analyses relating to the Product, the Authorized Generic Product or the Product Business, (ii) confidentiality, joint defense or similar agreements with prospective purchasers of the Product, the Authorized Generic Product or the Product Business, (iii) strategic, financial or Tax analyses relating to the divestiture of the Purchased Assets, the Assumed Liabilities, the Product, the Authorized Generic Product and the Product Business, (iv) presentations or minutes relating to any of the meetings of Seller’s board of directors or committees thereof relating to strategic alternatives, including the transactions contemplated by this Agreement and (v) presentations or other materials relating to discussion with Seller’s lenders or key constituents or counterparties; (b) trade secrets not primarily related to the Product Business; (c) attorney work product, attorney-client communications and other items protected by established legal privilege, unless the books and records can be transferred without losing such privilege or such books and records relate primarily to the Product or the Authorized Generic Product; (d) human resources and any other employee books and records; (e) financial, Tax and accounting records to the extent not primarily related to the Product or the Authorized Generic Product; (f) subject to compliance with Section 5.2, items to the extent applicable Law prohibits their transfer; (g) electronic mail; and (h) the global safety database for the Product and source documents associated with individual case safety reports.

“Excluded Liabilities” means all Liabilities of Seller or any of its Affiliates other than the Assumed Liabilities, including (a) (i) Taxes of the Seller or any of its Affiliates for any Tax period, including Taxes relating to the Purchased Assets or the Product Business attributable to periods ending on or prior to the Closing Date provided that Transfer Taxes, Indirect Taxes and Apportioned Obligations shall be allocated between Buyer and Seller as provided in Section 5.9.2 hereof, and (ii) Taxes for which Seller or any of its Affiliates is liable by reason of being or having been part of a consolidated, combined, unitary or similar Tax group, or as a transferee or successor, or under any Contract or otherwise, (b) all Liabilities arising out of claims, including product liability or similar claims, of Third Parties in respect of the marketing, promotion or sale of the Product or the Authorized Generic Product (whether or not defective) prior to the Closing, or the use after the Closing of any Product or Authorized Generic Product sold prior to the Closing, all Liabilities relating to any returns, rebates or chargebacks of any unit of Product or Authorized Generic Product sold prior to Closing, and all Liabilities arising out of claims of Third Parties due to or relating to any recall of any unit of Product or Authorized Generic Product sold prior to Closing, including all Liabilities for any credits, rebates, refunds or other amounts payable in respect of any such recalled unit of Product or Authorized Generic Product; (c) all Liabilities arising out of, resulting from, or relating to any Excluded Assets; (d) all accrued receipts and Accounts Payable arising out of the operation or conduct of the Product Business prior to the Closing, provided that nothing in this clause (d) affects any obligation hereunder to pay any Cure Costs; (e) all indebtedness of Seller and its Affiliates; (f) all Liabilities arising out of, resulting from, or relating to any unit of Product or Authorized Generic Product sold prior to the Closing or the Purchased Assets to the extent arising prior to the Closing; (g) all Liabilities related to any employee or other service provider of Seller and its Affiliates; (h) any Liabilities set forth on Schedule 1.1.2; (i) any Liabilities in respect of Cure Costs in excess of the Cure Costs Cap.

“Execution Date” has the meaning set forth in the preamble hereto.

“Expense Reimbursement” shall mean the aggregate amount, which shall not exceed $500,000, of all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors, and consultants to Buyer or any of its Affiliates) incurred by Buyer or its Affiliates relating to or in connection with (a) the purchase of the Purchased Assets, including the transactions contemplated by this Agreement and any documents or agreements related hereto, (b) the negotiation, preparation, execution or performance of agreements relating to the purchase of the Purchased Assets, including the Letter of Intent, this Agreement, the Ancillary Agreements and any other documents, instruments or agreements related thereto, (c) business, financial, legal, accounting, tax, and other due diligence relating to the Purchased Assets, (d) the Chapter 11 Cases and (e) the diligence, analysis, negotiation, preparation, or execution of any contracts or arrangements with any current or prospective lessors, vendors, agents, or payees of Seller and the Product Business.

“Exploit” means (and, with correlative meanings, the term “Exploitation” and “Exploiting”) to make, have made, import, export, use, have used, sell, offer for sale, have sold, commercialize, register, hold or keep (whether for disposal or otherwise), transport, distribute, promote, market, or otherwise dispose of.

“FDA” means the United States Food and Drug Administration and any successor agency thereto.

“Final Order” shall mean an order or judgment of the Bankruptcy Court entered by the clerk of the Bankruptcy Court or such other court on the docket in the Chapter 11 Cases or the docket of such other court, which has not been modified, amended, reversed, vacated or stayed and as to which (a) the time to appeal, petition for certiorari, or move for a new trial, reargument or rehearing has expired and as to which no appeal, petition for certiorari or motion for new trial, reargument or rehearing shall then be pending or (b) if an appeal, writ of certiorari new trial, reargument or rehearing thereof has been sought, such order or judgment of the applicable Bankruptcy Court, or other court of competent jurisdiction shall have been affirmed by the highest court to which such order was appealed, or certiorari shall have been denied, or a new trial, reargument or rehearing shall have been denied or resulted in no modification of such order, and the time to take any further appeal, petition for certiorari or move for a new trial, reargument or rehearing shall have expired, as a result of which such order shall have become final in accordance with Rule 8002 of the Federal Rules of Bankruptcy Procedure or a similar rule of such other court of competent jurisdiction; provided that with respect to the U.S. Bankruptcy Court, the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedure, or any analogous rule under the Bankruptcy Rules, may be filed relating to such order, shall not cause such order not to be a Final Order.

“Finished Inventory” means all inventory of the Product and the Authorized Generic Product in finished packaged form (together with any Product packaging materials thereon), work in process and active pharmaceutical ingredients that are owned by Seller or any of its Affiliates.

“Foreign Competition Law” means any applicable competition antitrust, competition or trade regulation Law of any jurisdiction other than the United States.

“Fraud” means actual and intentional fraud by any Person with respect to the subject matter of the representations and warranties contained in this Agreement, as interpreted by New York courts applying New York Law.  For the avoidance of doubt, “Fraud” does not include constructive fraud or any torts based on negligence or recklessness.

“Fundamental Reps” means the representations and warranties set forth in Section 3.1.1 (Entity Status), Section 3.1.2 (Authority), Section 3.1.4 (No Broker), Section 3.1.6(a) (Purchased Assets), Section 3.2.1 (Corporate Status), Section 3.2.2 (Authority) and Section 3.2.4 (No Broker).

“GAAP” means generally accepted accounting principles in the United States.

“Generic Product” means, with respect to the Product, any other medicinal product that is approved under 21 U.S.C. 355(b) or 355(j), or any respective successor Law, that identifies in its marketing application the Product as the basis of submission relied on for approval in its application to the FDA.

“Governmental Authority” means any supranational, international, federal, state or local court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, including the FDA and any corresponding foreign agency.

“Hazardous Materials” means any toxic or hazardous substance, material, or waste, and any other contaminant or pollutant, whether liquid, solid, semi solid, sludge and/or gaseous, in each case, whether naturally occurring or manmade, including chemicals, compounds, mixtures, by products, pesticides, asbestos containing materials, petroleum or petroleum products, and polychlorinated biphenyls, and any other material or substance, whether waste materials, raw materials or finished products, in all instances, regulated or governed by any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IND” means an Investigational New Drug Application submitted in accordance with 21 C.F.R. Part 312.

“Indirect Taxes” means value added, sales, consumption, goods and services Taxes or other similar Taxes required by applicable Law to be disclosed as a separate item on the relevant invoice.

“IRS” means the Internal Revenue Service or any successor Governmental Authority.

“Law” means any national, supranational, domestic or foreign, federal, state or local statute, law (including the common law), treaty, constitution, ordinance, rule, administrative interpretation, regulation, Order or other requirement having the force of law of any Governmental Authority.

“Letter of Intent” means that certain Letter of Intent, dated as of August 9, 2018, by and among Seller and Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P.

“Liabilities” means any debts, liabilities, obligations, commitments, claims or complaints, whether absolute or contingent, accrued or unaccrued, asserted or unasserted, known or unknown, fixed or contingent, matured or unmatured, determined or determinable or otherwise (including all adverse reactions, recalls, product and packaging complaints or other liabilities), whether arising under any Law, Order, Contract or otherwise, and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“License Agreement” means that certain License Agreement, dated as of October 31, 2016, by and between AstraZeneca and Seller, as amended from time to time prior to the date hereof.

“Licensed Trademarks” means the trademarks set forth on Schedule 1.1.3.

“Litigation” means any claim, action, arbitration, mediation, hearing, proceeding, suit (whether civil, criminal, administrative, or investigative or appellate proceeding), warning letter or notice of violation.

“Loss” or “Losses” means any losses, fees, charges, costs, damages, deficiencies, assessments, judgments, fines, penalties, amounts paid in settlement and costs and expenses incurred in connection therewith, including costs and expenses of suits and proceedings, and reasonable fees and disbursements of counsel and reasonable fees and expenses of experts.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, shipping and holding of the Product or an Authorized Generic Product or any intermediate thereof prior to the delivery of the Product or an Authorized Generic Product, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance and quality control.

“Material Adverse Effect” means an event, fact, condition, occurrence, change, development, circumstance or effect that, individually or in the aggregate with all other such events, facts, conditions, occurrences, changes, developments, circumstances or effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations or condition (financial or otherwise) of the Product Business, the Purchased Assets or the Assumed Liabilities or (b) that prevents or materially impedes or delays the ability of Seller to consummate the transactions contemplated by the Agreement and the Ancillary Agreements prior to the End Date; provided, however, that for the purposes of clause (a) above, none of the following, and no event, fact, condition, occurrence, change, development, circumstance or effect to the extent resulting from the following, shall be deemed (individually or in combination) to constitute, or shall be taken into account in determining whether there has been, a “Material Adverse Effect”:  (i) political or economic conditions or conditions affecting the capital or financial markets generally, including the worsening of any existing conditions; (ii) conditions generally affecting any industry or industry sector in which the Product Business operates or competes or in which the Product is Manufactured or Exploited, including increases in operating costs; (iii) any change in GAAP or applicable Law; (iv) any hostility, act of war, sabotage, terrorism or military actions, or any escalation of any of the foregoing; (v) any hurricane, flood, tornado, earthquake or other natural disaster or force majeure event; (vi) the entry into the market of a product or products (including generic versions of the Product) competitive with the Product or any change in the sales, financial results of the Product, or other impact on the Product, as a result of competition from another product or generic version of the Product; (vii) the public announcement or pendency of this Agreement, the transactions contemplated hereby, the Chapter 11 Cases or the CCAA Proceedings, including the impact of such announcement or pendency on the relationship of Seller with any supplier, distributor, customer, partner or similar relationship or any loss of employees resulting therefrom; (viii) the failure of the Product Business to achieve any financial projections, predictions, forecasts or estimates of revenues for any period (provided, that the underlying causes of such failure shall not be excluded unless otherwise excluded pursuant to this definition); (ix) any act required to be taken under this Agreement or the DIP Agreement or the failure to take any act prohibited by this Agreement or the DIP Agreement; and (x) any act or omission by Buyer or any of its Affiliates; except, in each of clauses (i) through (v), for those conditions that have a disproportionate effect on the Product Business, the Purchased Assets or the Assumed Liabilities, relative to other Persons operating businesses similar to the Product Business in the Territory.

“NDA” means a New Drug Application as defined in the Act.

“NDC” means “National Drug Code,” which is the ten or eleven digit identification code registered by a company with FDA with respect to a pharmaceutical product.

“Notice” has the meaning set forth in Section 9.2.1.

“Novation Agreement” means the Novation Agreement, which sets forth the terms and conditions of the novation of the VA Agreement to Buyer and which materially conforms to the form novation agreement set forth in 48 CFR Subpart 42.12.

“Order” means any writ, judgment, edict, decree, injunction, ruling, order or other binding obligation, pronouncement or determination of any Governmental Authority having the force of Law.

“Ordinary Course of Business” means the operation of the Product Business by Seller and its Affiliates in the usual and customary way and consistent with their past practices from January 1, 2018 through the Petition Date.

“Other Authorized or Owned Generic Product” means a Generic Product other than the Authorized Generic Product that is marketed, distributed or sold by or on behalf of, or under a license or sublicense from, Buyer or any of its Affiliates.

“Other Third Party Authorized Generic Product” means a Generic Product other than the Authorized Generic Product that is marketed, distributed or sold by a Person that is not Buyer or an Affiliate of Buyer pursuant to a license or sublicense from Buyer or any of its Affiliates in a commercial relationship substantially similar (except as to the terms thereof) as the relationship existing as of the date hereof in respect of the Authorized Generic Product.

“Parent” means Aralez Pharmaceuticals Inc.

“Party(ies) “ has the meaning set forth in the preamble hereto.

“Payee” has the meaning set forth in Section 5.9.1.

“Payer” has the meaning set forth in Section 5.9.1.

“Payments” has the meaning set forth in Section 5.9.1.

“Permit” any permit, license, registration, certificate, franchise, authorization, permit, certification, variance, exemption, order or approval.

“Permitted Encumbrance” means any (a) Encumbrance for Taxes not yet due or delinquent;  (b) Encumbrance imposed by Law that does not or would not be reasonably expected to materially detract from the current value of, or materially interfere with, the present use and enjoyment of any Purchased Asset subject thereto or affected thereby in the ordinary course of business of the Product Business; (c)  Encumbrance incurred or deposit made to a Governmental Authority in connection with any Permit, (d) right, title or interest of a licensor or licensee under a license disclosed on Schedule 1.1.4(d); and (e) Encumbrance disclosed on Schedule 1.1.4(e).

“Person” means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, corporation, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or any other legal entity, including a Governmental Authority.

“Petition Date” has the meaning set forth in the recitals.

“Pharmacovigilance Agreement” means that certain Pharmacovigilance Agreement, effective as of February 15, 2017 by and between AstraZeneca and Seller, as amended from time to time prior to the date hereof.

“Post-Closing Tax Period” has the meaning set forth in Section 5.9.2(b).

“Pre-Closing Period” has the meaning set forth in Section 4.1.1.

“Pre-Closing Tax Period” has the meaning set forth in Section 5.9.2(b).

“Pre-Petition First Lien Obligations” means all amounts outstanding under that certain Second Amended and Restated Facility Agreement, dated as of December 7, 2015, by and among Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P., the U.S. Debtors, Parent and Aralez Pharmaceuticals Canada Inc. (as the same has been and may be amended, modified, restated or otherwise supplemented from time to time) immediately prior to the commencement of the Chapter 11 Cases, to the extent allowed and secured as provided by a Final Order of the Bankruptcy Court.

“Product” means the pharmaceutical product containing metoprolol succinate as the active pharmaceutical ingredient described in NDA #N019962 that is distributed and sold in 25, 50, 100 and 200 milligram dosage strengths under the brand name TOPROL-XL® in the Territory as of the Closing Date by or on behalf of Seller or any of its Affiliates, and any future derivatives, dosages, formulations or forms.

“Product Business” means the Exploitation of the Product and, subject to the terms of the AG Agreement, the Authorized Generic Product, in the Territory, including the research, development, registration, storage, use, transport, import and export of the Product and Authorized Generic Product, whether in the Territory or outside the Territory, in support of the Exploitation of the Product and the Authorized Generic Product in the Territory, but excluding the research, development, registration, storage, use, transport, import and export of the Product in the Territory in support of the Exploitation of the Product outside of the Territory.

“Product Contracts” means the Contracts listed on Schedule 1.1.5.

“Product Financial Statement” has the meaning set forth in Section 3.1.7.

“Purchase Price” has the meaning set forth in Section 2.3.1(b).

“Purchased Assets” has the meaning set forth in Section 2.1.1.

“Purchased Contracts” has the meaning set forth in Section 2.1.1(a).

“Purchased Domain Names” means the Domain Names listed on Schedule 1.1.6.

“Purchased Product Promotional Materials” means “advertisements,” described by FDA in 21 C.F.R. § 202.1(l)(1) or other applicable Governmental Authority, and “labeling,” as set forth in 21 U.S.C. § 321(m), and as described by FDA in 21 C.F.R. § 202.1(l)(2), or other applicable Governmental Authority, promotional and media materials (including website content found through the Purchased Domain Names), sales training materials (including medical response information and standard response letters, if any), existing customer lists, co-pay cards, other marketing data and materials, trade show materials (including displays), sample kits and detail kits, and videos, including materials containing clinical data, if any, in each case, (a) to the extent used primarily for the marketing, promotion, distribution and sale of the Product in the Territory as of the Closing Date and (b) excluding the Excluded Items, to the extent in the possession or Control of Seller or any of its Affiliates.

“Purchased Product Records” means all books and records (including records of call center activity) relating primarily to the Product Business or related to the AG Agreement (including all forecasts, data and other information provided or exchanged pursuant to the terms thereof) (other than the Purchased Regulatory Documentation and Purchased Product Promotional Materials) to the extent (a) actually used by Seller or any of its Affiliates in the Exploitation of the Product or the Authorized Generic Product in the Territory or (b) owned, maintained and in the possession or Control of Seller or any of its Affiliates and reasonably necessary or used to Exploit the Product or the Authorized Generic Product in the Territory as Exploited by or on behalf of Seller or any of its Affiliates as of the Closing Date, but excluding, in all cases, the Excluded Items and any copyrights or trademarks included therein.

“Purchased Regulatory Approvals” means the Regulatory Approvals listed in Schedule 1.1.7.

“Purchased Regulatory Documentation” means, with respect to the Product and the Authorized Generic Product, all (a) documentation comprising the Purchased Regulatory Approvals and associated Regulatory Submissions, (b) correspondence and reports primarily related to the Product or the Authorized Generic Product in the Territory and necessary to, or otherwise limiting the ability to, commercially distribute, sell or market the Product in the Territory as of the Closing Date submitted to or received from Governmental Authorities (including minutes and official contact reports relating to any communications with any Governmental Authority) and, to the extent related primarily to the Territory, relevant supporting documents with respect thereto, including all regulatory drug lists, materials submitted to FDA under FDA Form 2253, final versions of advertising and promotion materials, and adverse drug experience reports (periodic and expedited) and Adverse Event files and (c) data (including clinical and pre-clinical data) referenced in any of the foregoing that relates primarily to the Territory, in each case ((a), (b) and (c)), (x) to the extent in the possession or Control of Seller or any of its Affiliates and (y) excluding the Excluded Items.

“Quality Agreement” means that certain Quality Agreement, effective as of December 8, 2016 by and between AstraZeneca and Seller, as amended from time to time prior to the date hereof.

“Receiving Party” has the meaning set forth in Section 5.4.1.

“Regulatory Approval” means, with respect to the Product or the Authorized Generic Product, any and all approvals (including NDAs and supplements and amendments thereto and INDs), licenses, registrations (except manufacturing establishment registrations) or authorizations of any Governmental Authority necessary to commercially distribute, sell or market the Product or the Authorized Generic Product in the Territory, including pre- and post-approval marketing authorizations and labeling approvals.

“Regulatory Submissions” means NDAs, including all amendments and supplements, and any other submissions made to the FDA to support the issuance of a Regulatory Approval.

“Remaining Purchase Price” has the meaning set forth in Section 2.3.1(d).

“Representatives” means a Party’s officers, directors, employees, agents, attorneys, consultants, advisors, financing sources and other representatives.

“Responsible Contracting Officer” has the meaning set forth in Section 5.12.1.

“Retained Financial Records” has the meaning set forth in Section 5.23.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble hereto.

“Seller Confidential Information” has the meaning set forth in Section 5.4.3.

“Seller Disclosure Schedules” means the disclosure schedules of Seller delivered by Seller pursuant to this Agreement.

“Seller FDA Transfer Letter” means the letter to FDA in the form attached as Exhibit E, transferring the rights to the Purchased Regulatory Approvals issued by FDA to Buyer.

“Seller Permitted Purpose” has the meaning set forth in Section 5.4.2.

“Seller’s Knowledge” means the actual knowledge of the individuals listed on Schedule 1.1.8, after reasonable investigation within the scope of each such individual’s respective functional areas.

“Selling Entities” means, (a) prior to the Closing Date, Seller, its Affiliates and each licensee, sublicensee or transferee to which Seller or any of its Affiliates has granted a (sub)license with respect to the Product and, (b) on and after the Closing Date, Buyer, its Affiliates and each licensee, sublicensee or transferee to which Buyer or any of its Affiliates has granted a (sub)license with respect to the Product.

“Superior Proposal” means a bona fide written Takeover Proposal which the Seller determines in good faith, after consultation with its outside legal counsel and financial advisors, is on terms and conditions more favorable to the bankruptcy estate of Seller than those contemplated by this Agreement, taking into account all material financial, regulatory, legal and other aspects of such Takeover Proposal, including any cash component thereof, any financing thereof, any conditions thereto and the likelihood and timing of consummation and any other aspects of such Takeover Proposal as the Seller and its Affiliates deem relevant.  For the avoidance of doubt, a Superior Proposal may constitute one or more written Takeover Proposals that when taken together have the cumulative effect described in one of prongs (i) through (v) of the definition of Takeover Proposal.

“Supply Agreement” means that certain Supply Agreement, dated as of October 31, 2016, by and between AstraZeneca and Seller, as amended from time to time prior to the date hereof.

“Takeover Proposal” means, other than the transactions contemplated by this Agreement, one or more bona fide written proposal or offer (when taken together) relating to (i) a merger, amalgamation, consolidation, spin-off, share exchange (including a split-off) or business combination involving Parent or Seller or any of their respective Affiliates representing 50% or more of the assets of Parent and its subsidiaries (including the Purchased Assets), taken as a whole, or of Seller and its subsidiaries, taken as a whole, (ii) a sale, lease, exchange, mortgage, transfer or other disposition, in a single transaction or series of related transactions, of (A) the Purchased Assets, or (B) 50% or more of the assets of Parent and its subsidiaries (including the Purchased Assets), taken as a whole, or of Seller and its subsidiaries, taken as a whole, (iii) a purchase or sale of shares of capital stock or other securities, in a single transaction or series of related transactions, representing 50% or more of the voting power of the capital stock of Seller, including by way of a tender offer or exchange offer, (iv) a recapitalization, reorganization, liquidation, foreclosure, dissolution, plan of arrangement or compromise, in each case as approved by a Bankruptcy Court or any other court of competent jurisdiction, or resulting from an auction approved by a Bankruptcy Court or any court of competent jurisdiction, involving (X) the Purchased Assets or (Y) 50% or more of the assets of Parent and its subsidiaries (including the Purchased Assets), taken as a whole, or Seller and its subsidiaries, taken as a whole, or (v) any other transaction or series of transactions having a similar effect to those described in clauses (i) through (iv).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and includes any amended returns required as a result of examination adjustments made by the IRS or other Taxing Authority.

“Taxes” means all taxes of any kind, and all charges, fees, customs, levies, duties, imposts, required deposits or other assessments, including all federal, state, local or foreign net income, capital gains, gross income, gross receipt, property, franchise, sales, use, value added, excise, withholding, payroll, employment, social security, worker’s compensation, unemployment, occupation, capital stock, transfer, gains, windfall profits, net worth, asset, transaction and other taxes, and any interest, penalties or additions to tax with respect thereto, imposed upon any Person by any Taxing Authority or other Governmental Authority under applicable Law, including any interest, penalties or additions to Tax.

“Taxing Authority” means any Governmental Authority or any quasi-governmental body exercising tax regulatory authority.

“Territory” means the United States of America and its territories and possessions.

“Third Party” means any Person other than Seller, Buyer and their respective Affiliates and permitted successors and assigns.

“Transfer Taxes” has the meaning set forth in Section 5.9.2(a).

“Transition Services Agreement” has the meaning set forth in Section 5.23.1.

“U.S. Debtors” has the meaning set forth in the recitals.

“VA Agreement” means the Agreement, signed February 11, 2016 and effective April 29, 2016, between AstraZeneca Pharmaceuticals, LP and the U.S. Department of Veterans Affairs, as modified by that certain Novation Agreement, dated as of October 31, 2016, by and among AstraZeneca Pharmaceuticals LP, Aralez Pharmaceuticals US Inc. and the United States of America and as amended from time to time prior to the date hereof.

“Wind-Down Account” has the meaning set forth in Section 2.3.1(c).

1.2                               Construction.  Except where the context otherwise requires, wherever used, the singular includes the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word “or” is used in the inclusive sense (and/or).  The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement.  The terms “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively, and do not limit the generality of any description preceding such term.  The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party.  Unless otherwise specified or where the context otherwise requires, (a) references in this Agreement to any Article, Section, Schedule or Exhibit are references to such Article, Section, Schedule or Exhibit of this Agreement; (b) references in any Section to any clause are references to such clause of such Section; (c) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) references to a Person are also to its permitted successors and assigns; (e) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, in each case, as in effect at the relevant time of reference thereto; (f) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently amended, replaced or supplemented from time to time, as so amended, replaced or supplemented and in effect at the relevant time of reference thereto; (g) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if” and (h) references to monetary amounts are denominated in United States Dollars.  The Parties have participated jointly in the negotiation and drafting of this Agreement and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party (or any Affiliate thereof) by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2
SALE AND PURCHASE OF ASSETS; LIABILITIES

2.1                               Sale of Purchased Assets.

2.1.1                     Purchase and Sale of Purchased Assets.  Upon the terms and subject to the conditions of this Agreement and the Ancillary Agreements, at and effective as of the Closing, Seller shall (or shall cause its applicable Affiliates to) sell, transfer, convey, assign and deliver to Buyer, and Buyer (or its Affiliate) shall purchase and accept from Seller (or such Affiliates), all rights and interests of Seller or its Affiliates in and to the following (collectively, the “Purchased Assets”), in each case free and clear of any Encumbrances (other than the Assumed Liabilities and Permitted Encumbrances):

(a)                                 (i) all rights and interests of Seller or its Affiliates under the Contracts set forth on Schedule 2.1.1(a)(i), as such Schedule may be updated by mutual agreement of Seller and Buyer not less than five Business Days prior to the entry of the Approval Order to include rights and interests under any written Contracts relating to the Product Business entered into by Seller or its Affiliates after the Execution Date in accordance with Section 4.2, and, in each case, excluding the Excluded Assets (the “Purchased Contracts”);

(b)                                 the Purchased Regulatory Approvals;

(c)                                  the Purchased Regulatory Documentation;

(d)                                 the Purchased Product Records;

(e)                                  the Purchased Domain Names;

(f)                                   the Purchased Product Promotional Materials;

(g)                                 the Finished Inventory and all economic rights and interests of the Seller or its Affiliates to or in the Finished Inventory; and

(h)                                 any other assets, properties, rights and interests of the Seller and its Affiliates that primarily relate to and are used in the Product Business (other than any Excluded Assets), including, for the avoidance of doubt, the right of reference to the DMF granted by the owner thereof to Seller.

2.1.2                     Excluded Assets.  Notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement, (a) Buyer shall not acquire the Excluded Assets pursuant to this Agreement or any Ancillary Agreement, (b) the Purchased Assets shall not include the Excluded Assets, and (c) Seller and its Affiliates shall retain the Excluded Assets following the Closing Date.

2.2                               Liabilities.

2.2.1                     Assumed Liabilities.  Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall assign to Buyer and Buyer shall assume from Seller or its Affiliates and agree to pay and discharge when due, the following Liabilities (collectively, but excluding the Excluded Liabilities, the “Assumed Liabilities”):

(a)                                 all Liabilities under or relating to the Purchased Assets or the Product Business, in each case only to the extent such Liabilities arise from Buyer’s operation of the Purchased Assets or the Product Business and relate to the period after the Closing; and

(b)                                 subject to the terms of the Ancillary Agreements and the AG Agreement, all Liabilities arising out of or related to Product or Authorized Generic Product that is Manufactured or sold by or on behalf of a Selling Entity or an AG Selling Entity on or after the Closing.

2.2.2                     Excluded Liabilities.  Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, neither Buyer nor any of its Affiliates shall assume, nor shall they be or become responsible for, any Liabilities of Seller or any of its Affiliates, other than the Assumed Liabilities, and the Excluded Liabilities shall remain the sole obligation and responsibility of Seller and its Affiliates.

2.3                               Consideration.

2.3.1                     Purchase Price.  Upon the terms and subject to the conditions of this Agreement, in consideration of the conveyances contemplated under Section 2.1, at the Closing, Buyer shall:

(a)                                 assume the Assumed Liabilities; and

(b)                                 cause and/or provide a credit bid in an aggregate amount equal to $130,000,000 (the “Purchase Price”) with such credit bid allocated as follows: (i) first, a credit in the amount of the DIP Obligations outstanding as of the Closing Date (the “DIP Credit”) and (ii) second, for any Purchase Price amount remaining after crediting the DIP Credit against the Purchase Price (the “Remaining Purchase Price”) a dollar-for-dollar credit on account of the Pre-Petition First Lien Obligations in the amount of the Remaining Purchase Price.

(c)                                  fund a wind-down account (the “Wind-Down Account”), to the extent necessary and reasonably agreed by the Buyer and Seller, in an amount to be agreed by Seller and Buyer, to be determined at or prior to the Closing, to be used for the purposes of winding down Seller and the other U.S. Debtors.

2.3.2                     Allocation of Consideration.  Buyer shall allocate the Purchase Price (and the Assumed Liabilities, to the extent properly taken into account under applicable Tax Laws) among the Purchased Assets in accordance with applicable Tax Laws (the “Allocation”) prior to or within 90 days following the Closing and shall deliver to Seller a copy of such Allocation promptly after such determination.  Seller shall have the right to review and raise any reasonable objections in writing to the Allocation during the 10-day period after its receipt thereof.  If Seller disagrees with respect to any item in the Allocation, the Parties shall negotiate in good faith to attempt to resolve the dispute.  Each Party shall have the right to allocate the Purchase Price (and the Assumed Liabilities, to the extent properly taken into account under applicable Tax Laws) among the Purchased Assets in its discretion if the Parties are unable to agree on an Allocation despite their good faith negotiations.

2.3.3                     Excluding or Adding Purchased Contracts Prior to Closing.  Buyer shall have the right, in its sole and absolute discretion, during the period commencing on the date of this Agreement and ending on the day that is two Business Days prior to the Closing Date, to notify Seller in writing of any Purchased Contract that it does not wish to assume or any Contract that it wants to add as a Purchased Contract, in each case without any adjustment to the Purchase Price.  Subject to the immediately preceding sentence, (a) any such Purchased Contract removed from among the Purchased Assets pursuant to this Section 2.3.3 shall be deemed an Excluded Contract and (b) any such contract or agreement added shall be deemed a Purchased Contract.

2.4                               Closing.

2.4.1                     Closing.  Pursuant to the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall take place at the New York, New York offices of Willkie Farr & Gallagher LLP, at 10:00 a.m. local time, on a Business Day not later than three Business Days following satisfaction of all conditions (other than those that by their terms are to be satisfied or taken at the Closing) set forth in Article 6 (or, to the extent permitted by applicable Law, waived by the Party entitled to the benefits thereof), or such other time and place as Buyer and Seller may agree to in writing.  The Closing shall be deemed to have occurred at 12:00 a.m., Eastern time, on the Closing Date, such that Buyer shall be deemed the owner of the Purchased Assets on and after the Closing Date.

2.4.2                     Closing Deliveries.

(a)                                 Except as otherwise indicated below, at the Closing, Seller shall deliver the following to Buyer:

(i)                                     a true and complete copy of the Approval Order;

(ii)                                  each of the Ancillary Agreements (other than the Novation Agreement) to which Seller or any of its Affiliates is a party, validly executed by a duly authorized representative of Seller or its applicable Affiliate;

(iii)                               a receipt acknowledging receipt of the Purchase Price in satisfaction of Buyer’s obligations pursuant to Section 2.3, validly executed by a duly authorized representative of Seller;

(iv)                              the tangible Purchased Assets; provided, that (A) delivery shall, unless the Parties otherwise mutually agree, be to the locations and on the timeframes set forth in Schedule 2.4.2(a)(iv), and (B) Seller may retain copies of the Purchased Regulatory Documentation and the Purchased Product Records included within the Purchased Assets and the Purchased Contracts (and, for the avoidance of doubt, prior to delivering or making available any files, documents, instruments, papers, books and records containing Purchased Product Records or constituting Purchased Regulatory Documentation to Buyer, Seller shall be entitled to redact from such files, documents, instruments, papers, books and records any information to the extent that it does not relate to the Product Business); and

(v)                                 a schedule listing (A) each Purchased Contract and the Cure Cost associated with such Purchased Contract and (B) Finished Inventory as of the Closing Date;

(vi)                              evidence reasonably satisfactory to Buyer of Seller’s payment of any Cure Costs (if any) in excess of the Cure Costs Cap; and

(vii)                           a certificate, dated as of the Closing Date, validly executed by a duly authorized officer of Seller, certifying that all of the conditions set forth in Section 6.2.1 and Section 6.2.2 have been satisfied.

(b)                                 At the Closing, Buyer shall deliver the following to Seller:

(i)                                     each of the Ancillary Agreements to which Buyer or any of its Affiliates is a party, validly executed by a duly authorized representative of Buyer or its applicable Affiliate;

(ii)                                  the Purchase Price in accordance with Section 2.3.1(b);

(iii)                               a certificate, dated as of the Closing Date, validly executed by a duly authorized officer of Buyer, certifying that all of the conditions set forth in Section 6.3.1 and Section 6.3.2 have been satisfied;

(iv)                              evidence reasonably satisfactory to Seller of Buyer’s payment of any Cure Costs up to the Cure Costs Cap; and

(v)                                 if necessary, evidence reasonably satisfactory to Seller of the funding of the Wind-Down Account.

(c)                                  Buyer shall conduct a quality and completeness review of the Purchased Regulatory Documentation transferred to it pursuant to Section 2.4.2(a)(iv) promptly following such transfer and, within 30 days after such transfer, shall notify Seller in writing of any problems or issues experienced by Buyer regarding the completeness, navigation or readability of such transferred Purchased Regulatory Documentation that Buyer reasonably and in good faith believes are related to the transfer of such Purchased Regulatory Documentation (and not, for example, related to Buyer system capabilities or compatibility).  Seller shall use its commercially reasonable efforts to assist Buyer in remedying any such problems or issues (if any) as soon as reasonably practicable following Seller’s receipt of Buyer’s notice of the same.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                               Representations and Warranties of Seller.  Seller represents and warrants to Buyer as follows, with each such representation and warranty subject to such exceptions, if any, as are set forth in the corresponding section of the Seller Disclosure Schedules.  Disclosures in any section or paragraph of the Seller Disclosure Schedules shall be deemed disclosure with respect to any other sections or paragraphs of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other sections or paragraphs.

3.1.1       Entity Status.  Seller is a designated activities company duly formed and validly existing under the Laws of Ireland.  Seller or its applicable Affiliates are duly qualified to do business and in good standing (to the extent such concept is recognized by the applicable jurisdiction) in each jurisdiction in which the ownership of the Purchased Assets or operation of the Product Business so requires, except to the extent the failure to be so qualified to do business or be in good standing would not reasonably be expected to constitute a Material Adverse Effect.

3.1.2       Authority.

(a)           Seller has the requisite corporate power and authority to (i) own, use and operate the Purchased Assets and to carry on the Product Business as now being conducted and (ii) enter into this Agreement and the Ancillary Agreements to which it is a party, and, subject to the entry of the Bidding Procedures Order and Approval Order, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Ancillary Agreements to which Seller is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate actions of Seller.  This Agreement (assuming the due authorization, execution and delivery hereof by Buyer) constitutes, and each Ancillary Agreement to which it will be a party, when executed and delivered by Seller (assuming the due authorization, execution and delivery thereof by each other party thereto) and subject to the entry of the Approval Order, will constitute, the valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally, and subject to equitable principles of general applicability, whether considered in a proceeding at law or in equity (the “Enforceability Exceptions”).

(b)           Each Affiliate of Seller that will enter into an Ancillary Agreement has the requisite entity power and authority to perform its obligations under each Ancillary Agreement to which it will be a party and to consummate the transactions contemplated thereby.  The execution and delivery of the Ancillary Agreements to which any Affiliate of Seller will be a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary organizational actions of such Affiliate.  Each Ancillary Agreement, when executed and delivered by an Affiliate of Seller that will be a party thereto (assuming the due authorization, execution and delivery thereof by each other party thereto), will constitute the valid and legally binding obligation of such Affiliate, enforceable against such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

3.1.3       Non-Contravention.  The execution, delivery and performance by Seller of this Agreement and each Ancillary Agreement to which it is a party and the execution, delivery and performance by each Affiliate of Seller of each Ancillary Agreement to which such Affiliate will be a party do not and will not (a) violate the constitution, certificate of incorporation or comparable organizational documents of Seller or such Affiliate, as applicable, (b) subject to compliance with the HSR Act or any applicable Foreign Competition Law, violate any Law applicable to Seller or such Affiliate, as applicable, the Product Business or the Purchased Assets, (c) subject to obtaining the consents, Permits and authorizations, giving the notices and making the filings referred to in Section 3.1.5(b), (i) violate, breach or constitute a default under, result in the termination or cancellation of, acceleration of any right or obligation of Seller or any Affiliate thereof under, or require any other notice, consent or waiver under, or result in loss of any material benefit under, any Contract or Permit to which Seller or such Affiliate is a party or to which any of the Purchased Assets is subject, and which, in each case, is necessary for the conduct of the Product Business, or (ii) (A) violate any Order to which Seller or any of its Affiliates is subject relating to the Product Business, or (B) require on the part of Seller or any of its Affiliates any filing with, or any authorization, consent or approval of, any Governmental Authority or (d) result in any Encumbrance (other than a Permitted Encumbrance) on any Purchased Assets, except, in the case of (b) or (c), for such violations, breaches, defaults or terminations that would not reasonably be expected to be material to the Product Business or the Purchased Assets.

3.1.4       No Broker.  There is no broker, finder or financial advisor acting or who has acted on behalf of Seller or any of its Affiliates that is entitled to receive any brokerage or finder’s or financial advisory fee from Buyer or any of its Affiliates in connection with the transactions contemplated by this Agreement.

3.1.5       No Litigation; Consents.

(a)           (i) As of the Execution Date, there is no Litigation pending or, to Seller’s Knowledge, threatened, against Seller or any of its Affiliates before any Governmental Authority in respect of the Product Business or the Purchased Assets or the transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) there is no Order to which Seller or any of its Affiliates is subject in respect of the Product Business or the Purchased Assets or the transactions contemplated by this Agreement and the Ancillary Agreements, except, in each case ((i) and (ii) immediately above), for such Litigation and Orders that would not reasonably be expected to be material to the Product Business or the Purchased Assets.

(b)           Except for (i) the entry of the Bidding Procedures Orders and the Approval Orders and, as applicable, the expiration or waiver of the Bankruptcy Court of the applicable 14-day period set forth in Rule 6004(h) of the Bankruptcy Code, (ii) if required, filings under the HSR Act and any comparable filing under applicable Foreign Competition Law, and the expiration of any applicable waiting periods thereunder, (iii) consents, Permits or authorizations that if not received, or declarations, filings or registrations that if not made, would not materially and adversely impact the Product Business or the Purchased Assets, (iv) consents, permits, authorizations, declarations, filings or registrations that have become applicable solely as a result of the specific regulatory status of Buyer or its Affiliates and (v) items disclosed in Section 3.1.5(b) of the Seller Disclosure Schedules, no notice to, filing with, permit of, authorization of, exemption by, or consent of, any Governmental Authority or other Person is required for Seller or any of its Affiliates to consummate the transactions contemplated hereby or by the Ancillary Agreements.

3.1.6       Purchased Assets.

(a)           Seller has, or its Affiliates have, good title to, or valid contract rights in, as applicable, the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(b)           Subject to the Approval Order and other than (i) Accounts Receivable, cash and other working capital items, (ii) employees engaged in the Product Business (and assets related to such employees), (iii) Tax attributes and goodwill associated with the Product Business, (iv) information technology and other corporate assets and rights and (v) other assets that are immaterial to the conduct of the Product Business, the Purchased Assets constitute the entire right, title and interest owned by Seller or any of its Affiliates in assets relating primarily to the Product or the Product Business.  Other than as set out in Section 3.1.6 of the Seller Disclosure Schedules, the Purchased Assets constitute all assets necessary and sufficient for the conduct of the Product Business in all material respects as has been conducted by Seller and its Affiliates since January 1, 2018 and as presently conducted by Seller and its Affiliates, other than (i) Accounts Receivable, cash and other working capital items, (ii) employees engaged in the Product Business (and assets related to such employees), (iii) Tax attributes and goodwill associated with the Product Business, (iv) information technology and other corporate assets and rights and (v) those assets listed in Section 3.1.6 of the Seller Disclosure Schedules.

3.1.7       Financial Information.

(a)           Section 3.1.7 of the Seller Disclosure Schedules sets forth a statement of assets and liabilities and a statement of revenues and direct expenses, in each case attributable to the Product and Authorized Generic Product, for (x) the year ended December 31, 2017 and (y) for the seven months ended July 31, 2018 (collectively, the “Product Financial Statements”).  The Product Financial Statements (i) present fairly, in all material respects, the financial condition of the Product Business as of their respective dates and the results of the consolidated operations of the Product Business for the period indicated and (ii) have been prepared from the books and records of Seller and reflect only actual transactions.

(b)           Seller has implemented and maintains a system of internal controls that is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with GAAP, and such system of internal controls is effective.

(c)           Seller has no Liabilities with respect to the Product Business, except (a) those which are adequately reflected or reserved against in the Product Financial Statements as of July 31, 2018, and (b) those which have been incurred in the Ordinary Course of Business since July 31, 2018 and which are not, individually or in the aggregate, material in amount.

3.1.8       Contracts.

(a)           Schedule 3.1.8 of the Seller Disclosure Schedules sets forth each Contract to which Seller or an Affiliate thereof is a party that is material to the Product Business and contains:

(i)            a covenant by Seller or any of its Affiliates not to compete or other covenant restricting the marketing or distribution of the Product in the Territory only;

(ii)           a provision that grants a contractual counterparty “most favored nation” or similar status;

(iii)          an agreement, contract or other arrangement between Seller, on the one hand, and any Affiliate of Seller, on the other hand; provided, however, that the foregoing shall be deemed not to include any agreement, contract or other arrangement that will expire or be terminated at or prior to Closing;

(iv)          a covenant that requires or obligates Buyer or any of its Affiliates to purchase specified minimum amounts of any product or material or to perform or conduct research, clinical trials or development for the benefit of any Person other than Buyer or any of its Affiliates;

(v)           (A) a continuing contract for the future purchase of materials, supplies or equipment (other than purchase contracts and orders for inventory in the Ordinary Course of Business); (B) a management, service, consulting or other similar type of contract (other than contracts for services in the Ordinary Course of Business) or (C) an advertising agreement or arrangement, in any such case which has an aggregate future liability to any person in excess of $100,000 and is not terminable by Seller or its Affiliate, as applicable, by notice of not more than 90 days for a cost of less than $25,000;

(vi)          a license, option or other agreement relating to the Purchased Domain Names in any respect (including any license or other agreement under which Seller or any of its Affiliates is licensee or licensor of any such Purchased Domain Names or other material intellectual property used in connection with the Product as of the date hereof in any respect (other than any commercially available software licenses and non-exclusive licenses granted in the Ordinary Course of Business));

(vii)         a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933; or

(viii)        any other agreement, contract, purchase order, lease, license, commitment or instrument to which Seller or any of its Affiliates is a party and to which the Product or the Purchased Assets is subject which has an aggregate future liability to any person in excess of $100,000 and is not terminable by Seller or any of its Affiliates, as applicable, by notice of not more than 90 days for a cost of less than $25,000.

(b)           Each of the Purchased Contracts and the Product Contracts is in full force and effect and constitutes a legal, valid and binding agreement of Seller or an Affiliate of Seller and, to Seller’s Knowledge, each other party thereto, enforceable in accordance with its terms, subject to the Enforceability Exceptions.  Other than any breach or default arising from the filing of the Chapter 11 Cases, Seller is not and, to Seller’s Knowledge, no other party thereto is, in material breach or material default in the performance, observance or fulfillment of any obligation or covenant contained in any Purchased Contract or any Product Contract.  As of the Execution Date, Seller has not provided to or received from any other party to a Purchased Contract or Product Contract written notice of any such alleged default.  As of the Execution Date, Seller has not given any written notice to a Third Party that is a party to any Purchased Contract or Product Contract that it intends to terminate such Purchased Contract or Product Contract and has not received any written notice from any such Third Party stating that such Third Party intends to terminate or materially reduce its business with Seller under any Purchased Contract or Product Contract.  True, correct and complete copies of all Purchased Contracts and Product Contracts have been made available to Buyer.

3.1.9       Compliance with Law.  Seller and its Affiliates, with respect to the operation of the Product Business, are, and since January 1, 2017 have been, in compliance with all Laws applicable to the Product Business and the Purchased Assets, including (a) any applicable Laws governing the development, testing, approval, Manufacture, sale, marketing, promotion, import, export or distribution of drugs and the purchase or prescription of or reimbursement for drugs by any Governmental Authority, private health plan or other Person, and (b) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the False Claims Act (42 U.S.C. § 3729 et seq.), the U.S. Foreign Corrupt Practices Act of 1977 (15 U.S.C. § 78 et seq.), the UK Bribery Act 2010, any other applicable anticorruption or anti-bribery Laws applicable to Seller or its Affiliates with respect to the operation of the Product Business, the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §1320d et seq., 42 U.S.C. § 300jj et seq.; 42 U.S.C. § 17901 et seq.), to the extent applicable, and any comparable foreign, state or local Laws, in each case, except for such noncompliance that would not reasonably be expected to constitute a Material Adverse Effect.  Since January 1, 2017, neither Seller nor any of its Affiliates has received any written notices including any warning letter, notice of adverse finding, or notice of deficiency, or similar communication of any alleged violation of any Law with respect to, the Product Business, the Manufacture of the Product or the Authorized Generic Product, the Purchased Assets or the Assumed Liabilities.

3.1.10     Environmental Matters.  Seller and its Affiliates have conducted the Product Business in material compliance with all applicable Environmental Laws.  The operations conducted by Seller and its Affiliates are currently being conducted under all environmental, health and safety Permits and other authorizations required under all applicable Environmental Laws to operate the Product Business as it is currently being operated, except for such Permits the failure of which to obtain has not had, and would not reasonably be expected to have, a Material Adverse Effect.  All such Permits are in full force and effect.  No material penalty has been assessed and no investigation or review is pending or, to Seller’s Knowledge, threatened by any Governmental Authority with respect to any alleged failure by Seller or any of its Affiliates to comply with any applicable Environmental Law or to have any material environmental, health or safety Permit required under any applicable Environmental Law in connection with the operation of the Product Business.  To Seller’s Knowledge, there are no past or present facts, circumstances or conditions, including the release of any Hazardous Materials, that could reasonably be expected to result in a material claim under applicable Environmental

Laws against Seller or any of its Affiliates or the Product Business.  Seller has made available to Buyer prior to the execution of this Agreement all material environmental audits, assessments and documentation regarding environmental matters pertaining to, or the environmental condition of, the Product Business or the Purchased Assets or the compliance (or non-compliance) by Seller and its Affiliates with any applicable Environmental Laws with respect to the Product Business and the Purchased Assets, to the extent such audits, assessments and documentation are in Seller’s or any of its Affiliates’ possession or are reasonably accessible to Seller or any of its Affiliates.

3.1.11     Absence of Certain Changes or Events.

(a)           From December 31, 2017 through the Execution Date, there has not occurred any Material Adverse Effect.

(b)           From December 31, 2017 through the Execution Date, other than with respect to the transactions contemplated by this Agreement and the Ancillary Agreements, (i) Seller and its Affiliates have conducted the Product Business in all material respects in the Ordinary Course of Business and (ii) Seller and its Affiliates, with respect to the Product Business, have not taken any action that would require the written consent of Buyer pursuant to Section 4.2.1 had such action been taken during the Pre-Closing Period.

3.1.12     Regulatory Matters.

(a)           Seller, or an Affiliate of Seller, possesses all material licenses, franchises, permits, certificates, approvals or other similar authorizations issued by applicable Governmental Authorities and affecting or relating to the operation of the Product Business, including the Purchased Regulatory Approvals and associated Regulatory Submissions.  The Purchased Regulatory Approvals are valid and are in full force and effect, and none of the Purchased Regulatory Approvals will be terminated as a result of the transactions contemplated by this Agreement.  As of the Execution Date, no proceeding is pending or, to Seller’s Knowledge, threatened regarding the validity, withdrawal, material modification or revocation of any Purchased Regulatory Approval.  As of the Execution Date, neither Seller nor its Affiliates has received any written communication from any Governmental Authority threatening to withdraw, materially modify or suspend any Purchased Regulatory Approval.  Neither Seller nor any of its Affiliates is in material violation of the terms of any Purchased Regulatory Approval.  Seller, or an Affiliate of Seller, has completed and filed all material reports, documents, claims, Permits, fees and notices required by any Governmental Authority to maintain the Purchased Regulatory Approvals.  Neither Seller nor, to the Knowledge of Seller, no director, officer, employee, or agent of Seller or an Affiliate of Seller has made an untrue statement of a material fact or fraudulent statement to the FDA, failed to disclose a material fact required to be disclosed to the FDA, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991).  With respect to the Product and the Authorized Generic Product, Seller is in compliance in all material respects with the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the rules and regulations promulgated thereunder, and any state Laws in the United States that apply to the manufacture, development, testing, safety, efficacy approval, marketing, sale, promotion, manufacture, distributions, import or export of pharmaceutical products (“Pharmaceutical Laws”).  Neither Seller nor any of its Affiliates has received any written, or, to the Knowledge of Seller, other notice from the FDA or any other Governmental Authority alleging noncompliance with any Pharmaceutical Law.

(b)           Since October 31, 2016, there has not been any product recall or market withdrawal or replacement conducted by or on behalf of Seller concerning the Product or the Authorized Generic Product or, to Seller’s Knowledge, any product recall, market withdrawal or replacement conducted by or on behalf of any Third Party as a result of any alleged defect in the Product or the Authorized Generic Product.  Seller has made available to Buyer copies of material complaints and notices of alleged defect or adverse reaction with respect to the Product or the Authorized Generic Product that have been received in writing by Seller and its Affiliates since October 31, 2016.  Since October 31, 2016, all material documents, declarations, listings, registrations, notices, reports or submissions, including Adverse Event or other safety reports, required to be filed by Seller and any Affiliate of Seller with respect to the Product or Authorized Generic Product have been so filed on a timely basis, were in material compliance with applicable Laws when filed, and were complete and accurate in all material respects when filed.

(c)           None of Seller, any Affiliate of Seller or, to Seller’s Knowledge, any Third Party engaged by Seller in connection with the Manufacture of the Product or the Authorized Generic Product for distribution and sale in the Territory has received since October 31, 2016 or is subject to any warning letter, or notice of deficiency, with respect to any facility Manufacturing the Product or the Authorized Generic Product for distribution and sale in the Territory.

(d)           To Seller’s Knowledge, all preclinical and clinical investigations or trials sponsored by or conducted on behalf of Seller in connection with the Product have been conducted in material compliance with applicable Pharmaceutical Laws, including Good Clinical Practices requirements thereunder and Laws restricting the use and disclosure of individually identifiable health information.  As of the Execution Date, there are no ongoing clinical trials or clinical trial commitments related to the Product and Seller has property completed and closed-out all clinical trials related to the Product.

3.1.13     Debarred Personnel.  None of Seller or any of its Affiliates or employees or, to Seller’s Knowledge, any consultant engaged by Seller or any of its Affiliates who has undertaken activities for or on behalf of the Product Business, has been debarred or deemed subject to debarment pursuant to Section 306 of the Act nor, to Seller’s Knowledge, are any such Persons the subject of a conviction described in such section.

3.1.14     Intellectual Property.

(a)           As of the Execution Date, to the Seller’s Knowledge, no Litigation is currently pending and Seller has not since October 31, 2016, received any written notice by any Third Party alleging that (i) the Product or Authorized Generic Product, or the conduct of the Product Business, as currently conducted, infringes (or in the past infringed) any intellectual property rights of such Third Party or (ii) any of the Licensed Trademarks is invalid or unenforceable, or challenging AstraZeneca’s ownership of the Licensed Trademarks.

(b)           To Seller’s Knowledge, neither the operation of the Product Business as currently conducted, nor the Exploitation of the Product or the Authorized Generic Product, in each case, as currently Exploited in the Territory, infringes or misappropriates any intellectual property rights of any Person.

(c)           Seller does not own any patents or trademarks related to the Product.

(d)           To Sellers’ Knowledge, no Person is infringing upon or otherwise violating any of the Licensed Trademarks.

(e)           The Purchased Assets comprise all intellectual property necessary to conduct the Product Business as presently conducted or presently contemplated to be conducted.  All intellectual property licenses used in the Product Business, and to which the Seller is a party, are in good standing, binding and enforceable in accordance with their respective terms and no material default exists on the part of the Seller.

3.1.15     Tax Matters.

(a)           Seller and its Affiliates have timely paid all Taxes which will have been required to be paid by them, the non-payment of which would result in an Encumbrance on any Purchased Asset, would otherwise adversely affect the Product Business or would result in Buyer becoming liable or responsible therefor;

(b)           Seller and its Affiliates have withheld or collected (or caused to be withheld or collected) all Taxes relating to the Purchased Assets required to be withheld or collected, the non-withholding of which would result in an Encumbrance on any Purchased Asset or would otherwise adversely affect the Product Business or would result in Buyer becoming liable or responsible therefor.

(c)           As of the Execution Date, none of Seller or its Affiliates has received notice of any claimed or proposed assessment, deficiency or other adjustment for Taxes against Seller or any of its Affiliates which, if not satisfied or resolved, would result in an Encumbrance on the Purchased Assets that would survive the Closing Date or in Liability of Buyer or its Affiliates as a transferee of or successor to the Purchased Assets.

(d)           Seller has established, in accordance with generally accepted accounting principles applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Purchased Assets or the operation of the Product Business and are incurred or attributable to the Pre-Closing Tax Period, the non-payment of which would result in an Encumbrance on any Purchased Asset, would otherwise adversely affect the Product Business or would result in Buyer becoming liable therefor;

(e)           There are no Encumbrances for Taxes upon any of the Purchased Assets, except for Permitted Encumbrances; and

(f)            There are no Tax indemnification, allocation or sharing agreements currently in effect which could result in any Liabilities for Taxes the non-payment of which could result in an Encumbrance on any Purchased Asset, could otherwise adversely affect the Product Business or could result in Buyer becoming liable therefor.

3.1.16     Finished Inventory.  Section 3.1.16 of the Seller Disclosure Schedules sets forth a complete and accurate list of the Finished Inventory as of the date hereof, including (a) the quantity of each item, listed by SKU, of Finished Inventory as of such date, (b) the remaining shelf life thereof as of such date, and (c) the cost of such Finished Inventory.  The Finished Inventory is usable or saleable in the Ordinary Course of Business.  None of the Finished Inventory is obsolete or expired.  No quantities of Finished Inventory are held on a consignment basis. All Finished Inventory is owned by Seller free and clear of all Encumbrances other than Permitted Encumbrances.

3.1.17     Product Liability.  Since January 1, 2017, no product liability, warranty or similar claims by any Third Party against Seller or any of its Affiliates (whether based on contract or tort and whether relating to personal injury including death, property damage or economic loss) have been initiated and no such claims are pending or, to Seller’s Knowledge, threatened, in cash case, with respect to the Product Business.

3.1.18     Insurance.  There are no claims related to the Product Business, the Purchased Assets or the Assumed Liabilities pending under any insurance policies covering the Product Business as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

3.2          Representations and Warranties of Buyer.  Buyer represents and warrants to Seller as follows, with each such representation and warranty subject to such exceptions, if any, as are set forth in the corresponding section of the Buyer Disclosure Schedules.  Disclosures in any section or paragraph of the Buyer Disclosure Schedules shall be deemed disclosure with respect to any other sections or paragraphs of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other sections or paragraphs:

3.2.1       Corporate Status.  Each of Buyer and each Affiliate of Buyer that is specified to be a party to any Ancillary Agreement is a legal entity duly organized, validly existing and in good standing (to the extent such concept is recognized by the applicable jurisdiction) under the Laws of the jurisdiction of its organization or incorporation.

3.2.2       Authority.

(a)           Buyer has the requisite organizational power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and Ancillary Agreements to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the necessary organizational actions of Buyer.  This Agreement (assuming the due authorization, execution and delivery hereof by Seller) constitutes and each Ancillary Agreement to which Buyer will be a party, when executed and delivered by Buyer (assuming the due authorization, execution and delivery thereof by each other person thereto), will constitute, the valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.

(b)           Each Affiliate of Buyer that will enter into an Ancillary Agreement has the requisite organizational power and authority to perform its obligations under each Ancillary Agreement to which it will be a party and to consummate the transactions contemplated thereby.  The execution and delivery of the Ancillary Agreements to which any Affiliate of Buyer will be a party and the consummation of the transactions contemplated thereby have been duly authorized by all necessary organizational actions of such Affiliate.  Each Ancillary Agreement, when executed and delivered by an Affiliate of Buyer that is a party thereto (assuming the due authorization, execution and delivery thereof by each other person thereto), will constitute the valid and legally binding obligation of such Affiliate, enforceable against such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

3.2.3       Non-Contravention.  The execution, delivery and performance by Buyer of this Agreement and of each Ancillary Agreement to which it will be a party and the execution, delivery and performance by each Affiliate of Buyer of each Ancillary Agreement to which such Affiliate is a party do not and will not (a) violate the certificate of incorporation or bylaws, or comparable organizational documents, of Buyer or such Affiliate, as applicable, (b) subject to compliance with the HSR Act or any applicable Foreign Competition Law, violate any Law applicable to Buyer or such Affiliate, as applicable, or (c) subject to obtaining the consents, Permits and authorizations, giving the notices and making the filings referred to in Section 3.2.5(b), (i) violate any Order to which Buyer or any of its Affiliates is subject or (ii) require on the part of Buyer any filing with, or any authorization, consent or approval of, any Governmental Authority, except, in the case of (b) or (c), for such violations, breaches, defaults or terminations that would not reasonably be expected to constitute a Buyer Material Adverse Effect.

3.2.4       No Broker.  There is no broker, finder, financial advisor or other Person acting or who has acted on behalf of Buyer or its Affiliates that is entitled to receive any brokerage or finder’s or financial advisory fee from Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement.

3.2.5       No Litigation; Consents.

(a)           (i) There is no Litigation pending or, to the knowledge of Buyer, threatened in writing, against Buyer or any of its Affiliates before any Governmental Authority in respect of the Product Business or the Purchased Assets or the transactions contemplated by this Agreement and the Ancillary Agreements, and (ii) there is no Order to which Buyer or any of its Affiliates is subject in respect of the Product Business or the Purchased Assets or the transactions contemplated by this Agreement and the Ancillary Agreements, except, in each case ((i) and (ii) immediate above) for such Litigation and Orders that would not reasonably be expected to have a Buyer Material Adverse Effect.

(b)           Except for (i) if required, the filings under the HSR Act and any comparable filing under applicable Foreign Competition Law, and the expiration of the waiting periods thereunder, (ii) consents, Permits or authorizations that if not received, or declarations, filings or registrations that if not made, would not materially and adversely impact the Product Business or the Purchased Assets, (iii) consents, Permits, authorizations, declarations, filings or registrations that have become applicable solely as a result of the specific regulatory status of Seller or its Affiliate and (iv) items disclosed in Section 3.2.5(b) of the Buyer Disclosure Schedule, no notice to, filing with, permit of, authorization of, exemption by, or consent of, Governmental Authority or other Person is required for Buyer or any of its Affiliates to consummate the transactions contemplated hereby or by the Ancillary Agreements.

3.2.6       Debarred Personnel.  During the three years prior to the Execution Date, neither Buyer nor, to the knowledge of Buyer, any of Buyer’s or its Affiliates’ employees or consultants, has been debarred or deemed subject to debarment pursuant to Section 306 of the Act nor, to the knowledge of Buyer, are any such Persons the subject of a conviction described in such section.

3.2.7       Solvency.  After giving effect to the transactions contemplated hereby, Buyer will not (i) be insolvent (because (A) Buyer’s financial condition is such that the sum of its debts is greater than the fair value of its assets, (B) the present fair saleable value of Buyer’s assets will be less than the amount required to pay Buyer’s probable liability on its debts as they become absolute and matured or (C) Buyer is unable to pay all of its debts as and when they become due and payable), (ii) have unreasonably small capital with which to engage in its business or (iii) have incurred or plan to incur debts beyond its ability to pay as they become absolute and matured.

3.2.8       Compliance with Applicable Law.  Buyer is aware of applicable Laws relating to marketing, distribution and sale of the Product and Authorized Generic Product in the Territory, and can in all material respects legally import, export, store, market, distribute and sell the Product and the Authorized Generic Product in the Territory immediately following the transfer of the Purchased Regulatory Approval to Buyer.

3.3          Exclusivity of Representations.

3.3.1       Buyer acknowledges and agrees that, except for the express representations and warranties contained in Section 3.1 or in any Ancillary Agreement, (a) Seller has made no representation or warranty whatsoever herein or otherwise related to the transactions contemplated hereby or by the Ancillary Agreements and (b) Buyer has not relied on any representation or warranty, express or implied, in connection with the transactions contemplated hereby or by the Ancillary Agreements.  Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, except as expressly provided in this Agreement or in any Ancillary Agreement, Buyer is acquiring the Purchased Assets on an “as is, where is” basis without any express or implied warranties, either in fact or by operation of law, by statute or otherwise, including any warranty as to quality, the fitness for a particular purpose, merchantability, condition of the Purchased Assets or as to any other matter.  Buyer acknowledges that it has been permitted access to the books and records of the Product Business that it has desired or requested to see and review, and that it has had an opportunity to meet with employees of Seller and its Affiliates to discuss the Product Business, the Product, the Authorized Generic Product, the Purchased Assets and the Assumed Liabilities.  Buyer acknowledges and agrees that it and its equityholders, directors, managers, officers, employees, agents and representatives shall have no claim or right to indemnification with respect to any information, documents, or materials furnished to or for Buyer by Seller or any of its Affiliates or any of their respective officers, directors, employees, agents or advisors, including any information, documents, or material made available to Buyer in any “data room”, management presentation, or any other form in connection with the transactions contemplated by this Agreement.  Buyer has received and may continue to receive from Seller and its Affiliates certain estimates, projections, plans, budgets and other forecasts for the Product Business or the Authorized Generic Product.  Buyer acknowledges that these estimates, projections, forecasts, plans and budgets, and the assumptions on which they are based, were prepared for specific purposes and may vary significantly from each other.  Further, Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it (including the reasonableness of the underlying assumptions) and that, except as expressly set forth in any representation or warranty in Section 3.1, Buyer is not relying on any estimates, projections, forecasts, plans or budgets made available or otherwise furnished by Seller or its Affiliates, and Buyer shall not, and shall cause its Affiliates not to, hold any such Person liable with respect thereto (whether in warranty, contract, tort (including negligence or strict liability) or otherwise).

3.3.2       Seller acknowledges and agrees that, except for the express representations and warranties contained in Section 3.2 or in any Ancillary Agreement, Buyer has made no representation or warranty whatsoever herein or otherwise related to the transactions contemplated hereby or by the Ancillary Agreements and Seller has not relied on any representation or warranty, express or implied, in connection with the transactions contemplated hereby or by the Ancillary Agreements.

ARTICLE 4
PRE-CLOSING COVENANTS

4.1          Access and Information.

4.1.1       During the period commencing on the Execution Date and ending on the earlier to occur of (a) the Closing and (b) the termination of this Agreement in accordance with Article 8 (the “Pre-Closing Period”), Seller shall, and shall cause its Affiliates and Representatives to, afford Buyer and its Representatives, (i) continued reasonable access to Seller employees to discuss the Product Business, (ii) access, upon reasonable prior notice during normal business hours, to the properties, assets, books and records, agreements, documents, data and files, to the extent such properties, assets, book and records, agreements, documents, data and files constitute Purchased Assets, (iii) continued reasonable access to Seller officers, employees, advisors, agents or other representatives to discuss financial and operating data and other information reasonably requested by Buyer and (iv) and continued access through an electronic data room to the historical financial records and Contracts of Seller, in each case of clauses (i) through (iv) to the extent related to the Product Business or the AG Agreement (other than the Excluded Assets); provided, however, that such access shall not unreasonably disrupt Seller’s ordinary course operations in any material respect.  Notwithstanding anything to the contrary contained in this Agreement, Seller shall not be required to disclose any information or provide any such access if such disclosure or access could, in Seller’s reasonable judgment, (i) violate applicable Law, or any binding agreement entered into prior to the Closing Date (including any confidentiality agreement with a Third Party to which Seller is a party), (ii) jeopardize any attorney/client privilege or other established legal privilege or (iii) disclose any trade secrets; provided that in each case, Seller shall: (A) give reasonable notice to Buyer of the fact that it is restricting or otherwise prohibiting access to any documents or information pursuant to this Section 4.1.1, (B) inform Buyer with sufficient detail of the reason for such restriction or prohibition, and (C) use its commercially reasonable efforts to cause the documents or information that are subject to such restriction or prohibition to be provided in a manner that would not reasonably be expected to violate such restriction or prohibition.  All requests for information made pursuant to this Section 4.1.1 shall be directed to such person or persons as is designated by Seller, and Buyer shall not directly or indirectly contact any officer, director, employee, agent or Representative of Seller or any of its Affiliates without the prior approval of such designated person(s).

4.1.2       Buyer acknowledges and agrees that (a) certain records may contain information relating to Seller or its Affiliates, but not relating to the Product Business (and, notwithstanding the inclusion of such information in such records, such information shall not constitute Purchased Assets), and that Seller and its Affiliates may retain copies thereof and (b) prior to making any records available to Buyer, Seller or its Affiliates may redact any portions thereof that do not relate to the Product Business.

4.1.3       During the Pre-Closing Period, Seller hereby agrees that Buyer and its Affiliates and Representatives may contact any licensor, licensee, competitor, supplier, distributor or customer of Seller with respect to the Product, the Authorized Generic Product, the Purchased Assets, the Product Business, this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby for purposes of establishing a direct relationship with each such party in respect of the Product Business that would become effective at or after the Closing; provided that (a) Buyer shall provide Seller reasonable advance notice of such contact, (b) any written communications shall be reasonably satisfactory to Seller and (c) Seller will participate in any meetings and conferences (including teleconferences) if reasonably requested by Buyer or Seller.  For the avoidance of doubt, the Parties acknowledge and agree that Buyer, its Affiliates or Representatives shall be permitted, subject to prior coordination and consultation with Seller, to contact the counterparty to the VA Agreement for purposes of establishing a direct relationship with each such party in respect of the Product Business that would become effective at or after the Closing.

4.1.4       During the Pre-Closing Period, each Party shall (a) subject to applicable Law, reasonably cooperate with one another to prepare to transition the Product Business to Buyer and (b) promptly notify the other Party of any event, condition, fact, circumstance, occurrence, transaction or other item of which such Party becomes aware during the Pre-Closing Period that would reasonably be expected to constitute a breach of any representation or warranty or a breach in any material respect of any covenant set forth herein, in each case, that has caused or would reasonably be expected to cause any condition to the obligations of such Party to effect the transactions contemplated by this Agreement not to be satisfied at Closing.

4.2          Ordinary Course of Business.

4.2.1       During the Pre-Closing Period, except (u) as set forth in Schedule 4.2 or as otherwise contemplated by this Agreement or any Ancillary Agreement, (v) as required by applicable Law, (w) as required by the terms of any agreement binding upon Seller or its Affiliates as of the Execution Date, (x) for any actions taken by Seller that are reasonably required to consummate the transactions contemplated by this Agreement or any Ancillary Agreement, (y) for actions taken by Seller or its Affiliates as a result of or in connection with the Chapter 11 Cases or (z) as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, (i) Seller shall, and shall cause its Affiliates to, conduct the Product Business in the Ordinary Course of Business and (ii)  Seller shall not, and shall cause its Affiliates not to, take any of the following actions:

(a)           other than sales or other dispositions of inventory of Product and Authorized Generic Product in the Ordinary Course of Business, pledge, sell, lease, transfer, license, assign or otherwise make subject to an Encumbrance (other than any Permitted Encumbrance) any Purchased Asset;

(b)           sublicense the Licensed Trademarks;

(c)           enter into, terminate (or fail to exercise any rights of renewal), amend, cancel or waive any material right or remedy under, any Product Contract or any Contract relating to the Product Business that would constitute a Purchased Contract (including any Contract providing for a royalty or deferred payment of any kind to be paid to a Third Party in respect of the Product or the Product Business (solely in the Territory)) at the Closing;

(d)           discharge, settle, compromise, satisfy or consent to any entry of any judgment with respect to, any claim that (A) results in any restriction on the conduct of the Product Business, (B) results in a monetary Liability that constitutes an Assumed Liability of the Product Business or a Liability that will be borne by Buyer or (C) waive, release or assign any material claims or rights of Seller or its Affiliates against Third Parties with respect to the Product Business;

(e)           other than the DIP Agreement, enter into any financing or guarantee arrangement, agreement or undertaking with any customer of the Product Business or any financial institution, leasing company or similar business, which would constitute an Assumed Liability;

(f)            other than in the Ordinary Course of Business (A) offer any rebates, discounts, promotions or credits, to customers with respect to the Product (solely in the Territory), or (B) make any change to any promotional programs or in the manner in which Seller generally extends rebates, discounts or credit to, or otherwise similarly deal with, customers with respect to the Product (solely in the Territory);

(g)           vary any inventory practices or vary product delivery timelines other than in an immaterial respect to customers of the Product Business with respect to the Product or the Authorized Generic Product (including inventory held by or on behalf of any of Seller’s or its Affiliates’ wholesalers), including bundling current and future orders for the Product or the Authorized Generic Product or otherwise accelerating sales or delivery of Product or the Authorized Generic Product into any period prior to the Closing, provided that nothing herein shall prevent Seller or its Affiliates from satisfying orders placed by customers of the Product Business in the Ordinary Course of Business so long as the satisfaction thereof complies with this Section 4.2.1(g);

(h)           initiate any Litigation material to the Product Business or the Purchased Assets;

(i)            delay payment of any undisputed or not-allowed account payable or other Liability of the Product Business, in each case, which accrued after the Petition Date, beyond its due date, specifically excluding payables that are routinely delayed in cases like the Chapter 11 Cases;

(j)            accelerate the collection of Accounts Receivable, including through incremental discounting, changes in invoicing terms or other similar practices;

(k)           other than in the Ordinary Course of Business, take any action or fail to take any action which action or failure to act would result in the material loss or reduction in value of the intellectual property of the Seller;

(l)            enter into any “non-compete”, “non-solicit” or similar agreement that would restrict the Product Business following the Closing;

(m)          make any material changes in accounting methods, principles or practices, except as required by changes in GAAP; or

(n)           enter into any Contract to do any of the foregoing (a) through (n).

4.2.2       Nothing contained in this Agreement is intended to give Buyer or its Affiliates, directly or indirectly, the right to control or direct the Product Business prior to the Closing, and nothing contained in this Agreement is intended to give Seller or its Affiliates, directly or indirectly, the right to control or direct Buyer’s operations.  Prior to the Closing, each of Buyer, on the one hand, and Seller and its Affiliates, on the other hand, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Affiliates’ respective operations.

4.3          Obligation to Consummate the Transaction.  Each of the Parties agrees that, subject to this Section 4.3 and Section 4.4, it shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to the extent permissible under applicable Law, to consummate and make effective the transactions contemplated by this Agreement and to ensure that the conditions set forth in Article 6 are satisfied, insofar as such matters are within the control of either of them.  Without limiting the generality of the foregoing, during the Pre-Closing Period, commencing as soon as reasonably practicable after the Execution Date, Seller shall use its commercially reasonable efforts (not requiring the payment of money) to obtain the consents, Permits and authorizations, make the filings and issue the notices disclosed on Section 3.1.5(b) of the Seller Disclosure Schedules.

4.4          Reasonable Assurances.  Buyer and Seller each shall not, and each shall cause its Affiliates not to, enter into any transaction or any Contract to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it more difficult, or to increase the time required, to:  (a) avoid the entry of, the commencement of Litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (b) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated by this Agreement.

ARTICLE 5
ADDITIONAL COVENANTS

5.1          Cooperation in Litigation and Investigations.  Subject to Section 5.4 and except as set forth in any Ancillary Agreement, from and after the Closing Date, Buyer and Seller shall reasonably cooperate with each other in the defense or prosecution of any Litigation, examination or audit instituted prior to the Closing or that may be instituted thereafter against or by either Party relating to or arising out of the conduct of the Product Business or the Exploitation or Manufacture of the Product or the Authorized Generic Product prior to or after the Closing (other than Litigation between Buyer and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply).  In connection therewith, and except as set forth in any Ancillary Agreement, from and after the Closing Date, each of Seller and Buyer shall make available to the other during normal business hours and upon reasonable prior written notice, but without unreasonably disrupting its business, all records to the extent relating to the Purchased Assets, the Assumed Liabilities or the Excluded Liabilities held by it and reasonably necessary to permit the defense or investigation of any such Litigation, examination or audit (other than Litigation between Buyer and Seller or their respective Affiliates arising out of the transactions contemplated hereby or by the Ancillary Agreements, with respect to which applicable rules of discovery shall apply), and shall, and shall cause its Affiliates to, preserve and retain all such records for the length of time contemplated by its standard record retention policies and schedules; provided, that neither Party shall be required to make available such documents if such disclosure could, in Seller’s reasonable discretion, (a) violate applicable Law or any binding agreement entered into prior to the Closing Date (including any confidentiality agreement to which Seller or any of its Affiliates is a party), (b) jeopardize any attorney/client privilege or other established legal privilege or (c) disclose any trade secrets (provided, that, with respect to clauses (a)—(c), such Party shall use commercially reasonable efforts to obtain any required consents or waivers and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such access).  The Party requesting such cooperation shall pay the reasonable out-of-pocket costs and expenses of providing such cooperation (including legal fees and disbursements) incurred by the Party providing such cooperation and by its Representatives.

5.2          Further Assurances.

5.2.1       Each of Seller and Buyer shall, at any time or from time to time after the Closing, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request, in each case that are consistent with the terms of this Agreement, in order to (a) vest in Buyer all of Seller’s right, title and interest in and to the Purchased Assets as contemplated hereby, (b) effectuate Buyer’s assumption of the Assumed Liabilities and (c) grant to each Party all rights contemplated herein to be granted to such Party under the Ancillary Agreements, provided, however, that after the Closing, (i) apart from such foregoing customary further assurances, neither Seller nor Buyer shall have any other obligations except as specifically set forth and described herein or in the Ancillary Agreements, and (ii) the foregoing shall not limit the ability of Seller to wind up its affairs and close the Chapter 11 Cases.

5.2.2       Except with respect to the VA Agreement, which shall be governed by Section 5.12, if any approval, consent or waiver required to assume and assign the Purchased Contracts and other Purchased Assets to Buyer shall not have been obtained prior to the Closing, Seller and its Affiliates shall use commercially reasonable efforts to assume and assign the Purchased Contracts and other Purchased Assets to Buyer, including using commercially reasonable efforts to facilitate any negotiations with the counterparties to such Purchased Contracts and to obtain an order (which shall be the Approval Order) containing a finding that the proposed assignment to and assumption of the Purchased Contracts by Buyer satisfied all applicable requirements of section 365 of the Bankruptcy Code. At the Closing (i) Seller shall, pursuant to the Approval Order, assume and assign to Buyer each of the Purchased Contracts that is capable of being assumed and assigned and (ii) Buyer shall pay all Cure Costs (if any) up to an aggregate amount of $250,000 (the “Cure Costs Cap”), in each case in connection with such assumption and assignment and assume and discharge when due the Assumed Liabilities (if any) under the Purchased Contracts.  Seller shall pay any and all Cure Costs in excess of the Cure Costs Cap in connection with such assignment and assumption.  Except as to Purchased Contracts assigned pursuant to section 365 of the Bankruptcy Code or the Approval Order, anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a Third Party, would constitute a breach or in any way adversely affect the rights of Buyer or the Seller thereunder, and Seller, at Buyer’s expense, shall use their commercially reasonable efforts to obtain any such required consent(s) as promptly as possible.  If such consent is not obtained or such assignment is not attainable pursuant to section 365 of the Bankruptcy Code or the Approval Order, or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, then the Seller, to the maximum extent permitted by applicable Law, shall act after the Closing, at Buyer’s request, as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by applicable Law, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer.  Seller may not agree to pay any amount to obtain any consent of a third party without Buyer’s prior written consent.  All obligations of the Seller under this Section 5.2.2 shall expire on the date that is three months after the Closing Date.

5.2.3       Prior to the Closing, Buyer shall cooperate with Seller, upon the request of Seller, in any reasonable manner in connection with Seller obtaining any necessary approval, consent or waiver; provided, that such cooperation shall not include any requirement of Buyer or any of its Affiliates to pay money to any Third Party, commence any Litigation or offer or grant any accommodation (financial or otherwise) to any Third Party in connection with such efforts.

5.3          Publicity.

5.3.1       No public announcement related to this Agreement or the transactions contemplated herein will be issued without the joint approval of Seller and Buyer, which approval shall not be unreasonably withheld, conditioned or delayed, except in any public disclosure which either Seller or Buyer, in its good faith judgment, believes is required by applicable Law (including the Bankruptcy Court Order) or by any stock exchange on which its securities or those of its Affiliates are listed.  If either Party, in its good faith judgment, believes such disclosure is required, such Party shall use its commercially reasonable efforts to consult with the other Party and its Representatives, and to consider in good faith any revisions proposed by the other Party or its Representatives, as applicable, prior to making (or prior to any of its Affiliates making) such disclosure, and shall limit such disclosure to only that information which is legally required to be disclosed.  Notwithstanding the foregoing, without the approval of the other Party, Buyer and Seller and their respective Affiliates may, following the Execution Date and subject to the other terms and conditions of this Agreement (including Sections 5.3.2 and 5.3.3), (a) communicate with Governmental Authorities, with the Bankruptcy Court and with their customers, suppliers, distributors or other Persons engaged in the Product Business, regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or by the Ancillary Agreements, including in order to obtain consents of or from any such Person necessary or desirable to effect the consummation of the transactions contemplated hereby or by the Ancillary Agreements, and (b) make the public announcements and engage in public communications regarding this Agreement, the Ancillary Agreements and the transactions contemplated hereby or by the Ancillary Agreements (in the case of this clause (b), to the extent such announcements or communications are consistent with a communications plan agreed upon by Seller and Buyer or the Parties’ prior public communications made in compliance with this Section 5.3.1).  The Parties shall make a joint press release announcing the execution of this Agreement in a mutually acceptable form.

5.4          Confidentiality.

5.4.1       The Confidentiality Agreement shall govern the respective rights and obligations of the Parties and their respective Affiliates and Representatives with respect to Confidential Information (as defined in the Confidentiality Agreement) during the Pre-Closing Period.  The Confidentiality Agreement, solely with regard to Confidential Information that relates to the Product Business, the Purchased Assets or the Assumed Liabilities shall expire and be of no further force and effect upon the Closing. From and after the Closing, all Confidential Information (other than Confidential Information that does not relate to the Product Business, the Purchased Assets for the Assumed Liabilities) provided by one Party (or its Representatives or Affiliates) (collectively, the “Disclosing Party”) to the other Party (or its Representatives or Affiliates) (collectively, the “Receiving Party”) shall be subject to and treated in accordance with the terms of this Section 5.4.  As used in this Section 5.4, “Confidential Information”

means (a) all information disclosed to the Receiving Party by the Disclosing Party in connection with this Agreement or any Ancillary Agreement, including all information with respect to the Disclosing Party’s licensors, licensees or Affiliates, (b) all information disclosed to the Receiving Party by the Disclosing Party under the Confidentiality Agreement and (c) all memoranda, notes, analyses, compilations, studies and other materials prepared by or for the Receiving Party to the extent containing or reflecting the information in the preceding clause (a) or (b).  Notwithstanding the foregoing, Confidential Information shall not include information that, in each case:

(i)            was already known to the Receiving Party other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;

(ii)           was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(iii)          became generally available to the public or otherwise part of the public domain after its disclosure to the Receiving Party other than through any act or omission of the Receiving Party in breach of this Agreement or the Confidentiality Agreement;

(iv)          is subsequently disclosed to the Receiving Party by a Third Party without obligations of confidentiality with respect thereto; or

(v)           is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of Confidential Information.

5.4.2       From and after the Closing, all Confidential Information obtained by Seller (or its Affiliates or Representatives) from Buyer (or its Affiliates or Representatives) and all Confidential Information relating exclusively to the Product Business, the Purchased Assets or the Assumed Liabilities (the “Buyer Confidential Information”) shall be deemed to be Confidential Information disclosed by Buyer to Seller or its Affiliates or Representatives for purposes of this Section 5.4.2 and, during the period from the Closing through the tenth (10th) anniversary of the Closing Date (the “Confidentiality Period”), shall be used by Seller or its Affiliates or Representatives solely as required to (a) perform its obligations or exercise or enforce their respective rights and remedies under this Agreement or any Ancillary Agreement or (b) based on the advice of counsel, comply with applicable Law or its or its Affiliates’ respective regulatory, stock exchange, Tax or financing reporting requirements (each of (a) through (b), a “Seller Permitted Purpose”), and for no other purpose.  During the Confidentiality Period, Seller shall (i) not disclose, or permit the disclosure of, any of the Buyer Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with any Seller Permitted Purpose and who are advised of the confidential nature of the Confidential Information and directed to comply with the confidentiality and non-use obligations under this Section 5.4; and (ii) treat, and will cause its Affiliates and the Representatives of Seller or any of its Affiliates to treat, the Buyer Confidential Information as confidential, using the same degree of care as Seller normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.  Seller shall be responsible for any use or disclosure of Buyer

Confidential Information by any of Seller’s Affiliates or Representatives that would breach this Section 5.4 if such Affiliate or Representative was a party hereto.

5.4.3       During the Confidentiality Period, all Confidential Information obtained by Buyer (or its Affiliates or Representatives) from Seller (or its Affiliates or Representatives) other than the Buyer Confidential Information (the “Seller Confidential Information”) shall be used by Buyer solely as required to (a) perform its obligations or exercise or enforce its rights and remedies under this Agreement or any Ancillary Agreement, (b) conduct the Product Business, or (c) based on the advice of counsel, comply with applicable Law or its or its Affiliates’ respective regulatory, stock exchange, Tax or financing reporting requirements (each of (a) through (c), a “Buyer Permitted Purpose”), and for no other purpose.  During the Confidentiality Period, Buyer shall (i) not disclose, or permit the disclosure of, any of Seller Confidential Information to any Person except those Persons to whom such disclosure is necessary in connection with a Buyer Permitted Purpose and who are advised of the confidential nature of the Seller Confidential Information and directed to comply with the confidentiality and non-use obligations under this Section 5.4; and (ii) treat, and will cause its Affiliates and the Representatives of Buyer or any of its Affiliates to treat, Seller Confidential Information as confidential, using the same degree of care as Buyer normally employs to safeguard its own confidential information from unauthorized use or disclosure, but in no event less than a reasonable degree of care.  Buyer shall be responsible for any use or disclosure of Seller Confidential Information by any of Buyer’s Affiliates or Representatives that would breach this Section 5.4 if such Affiliate or Representative was a party hereto.

5.4.4       In the event either Party is requested pursuant to, or required by, applicable Law to disclose any of the other Party’s Confidential Information (i.e., Seller Confidential Information or Buyer Confidential Information, as applicable), it will notify the other Party in a timely manner so that such Party may seek a protective order or other appropriate remedy at such Party’s expense or, in such Party’s sole discretion, waive compliance with the confidentiality provisions of this Agreement.  Each Party will cooperate in all reasonable respects in connection with any reasonable actions to be taken for the foregoing purpose.  In any event, the Party requested or required to disclose such Confidential Information may furnish it as requested or required pursuant to applicable Law (subject to any such protective order or other appropriate remedy) without liability hereunder, provided that such Party furnishes only that portion of the Confidential Information which such Party is advised by an opinion of its counsel is legally required, and such Party exercises reasonable efforts to obtain reliable assurances that confidential treatment will be accorded such Confidential Information.

5.4.5       Nothing in this Section 5.4 shall be construed as preventing or in any way inhibiting either Party from complying with applicable Law governing activities and obligations undertaken pursuant to this Agreement or any Ancillary Agreement in any manner which it reasonably deems appropriate.

5.5          Regulatory Transfers.  Except to the extent provided otherwise in the Transition Services Agreement, Buyer and Seller shall (a) cooperate with one another and use their respective commercially reasonable efforts to complete, execute and file with the applicable Governmental Authorities all documentation required to effect the transfer of the Purchased Regulatory Approvals as soon as reasonably practicable following the Closing; and (b) without limiting the foregoing, promptly file the Buyer FDA Transfer Letter and the Seller FDA Transfer Letter, respectively, with FDA.  Except to the extent provided otherwise in the Transition Services Agreement, transfer of title to the Purchased Regulatory Approvals and associated Regulatory Submission shall be effective as of the Closing.

5.6          Regulatory Responsibilities.

5.6.1       Buyer shall use its commercially reasonable efforts to obtain, no later than 180 days following the Closing Date, its own NDC for the Product and have in place all reasonable resources such that sales of the Product in the Territory can be accomplished under the NDCs of Buyer.  Following the Closing Date for a period of up to 180 days, except as otherwise provided in the Transition Services Agreement, Buyer and its Affiliates shall be permitted to distribute or sell any Product in the Territory labeled with Seller’s NDC.  Following the Closing Date, except as otherwise provided in the Transition Services Agreement, neither Seller, nor any of its respective Affiliates shall distribute or sell any Product in the Territory labeled with Seller’s NDC.

5.6.2       Other Regulatory Responsibilities.

(a)           Except as required by a Party to comply with applicable Law or to exercise its rights and obligations hereunder or under any Ancillary Agreement, from and after the date on which the Purchased Regulatory Approval is transferred to Buyer, Buyer shall have the sole right and responsibility for (and shall bear the cost of) preparing, obtaining and maintaining all Regulatory Approvals, and for conducting communications with Governmental Authorities of competent jurisdiction, for the Product in the Territory.  Without limitation of the foregoing, promptly following the Closing, but in any event within such periods required by applicable Law, Buyer shall obtain, with respect to the Territory, such Regulatory Approvals as are necessary for Buyer’s own Product labeling and shall comply with such Regulatory Approvals upon receipt thereof.

(b)           Subject to the terms and conditions of this Agreement, Seller hereby grants to Buyer, effective as of the Closing, its exclusive right of reference to the DMF.  Furthermore, Seller shall use commercially reasonable efforts to assist Buyer in obtaining the DMF Letter.

5.7          Pharmacovigilance Obligations.

5.7.1       Establishment of Safety Project Team  Promptly following the Closing, the transition managers appointed pursuant to the Transition Services Agreement shall establish a safety project team to discuss the exchange of safety information and Buyer’s compliance with the terms of any pharmacovigilance obligations under the Purchased Contracts.

5.7.2       Exchange of Safety Information.  For 120 days following the Closing, each of Seller and Buyer agrees to:

(a)           promptly exchange all relevant information in its possession that relates to the safety of the Product or the Authorized Generic Product;

(b)           promptly exchange all significant medical and technical inquiries received in relation to the Product or the Authorized Generic Product; and

(c)           use reasonable efforts to remove from any of the information exchanged pursuant to Section 5.7.2(a) or Section 5.7.2(b), any personal information that is not legally required to be recorded for drug safety purposes.

5.7.3       Medical and Other Inquiries.  Except to the extent otherwise provided in this Agreement or any Ancillary Agreement, from and after the Closing Date, Buyer (a) shall be responsible for handling and responding to all customer complaints and inquiries (including medical and non-medical inquiries) related to the Product or, subject to the AG Agreement, the Authorized Generic Product used, marketed, distributed or sold in the Territory and (b) shall be responsible for all correspondence and communication with physicians and other health care professionals in the Territory relating to the Product or, subject to the AG Agreement, the Authorized Generic Product.

5.7.4       Product Liability Claims.  As soon as it becomes aware, each Party shall give the other Party prompt written notice of any defect or alleged defect in the Product or the Authorized Generic Product, any injury alleged to have occurred as a result of the use or application of the Product or the Authorized Generic Product, and any circumstances that may give rise to Litigation or Liability relating to the Product or the Authorized Generic Product, recall or market withdrawal of the Product or the Authorized Generic Product or regulatory action that reasonably would be expected to adversely affect the Exploitation or Manufacture of the Product or the Authorized Generic Product or result in any Liability for either Party, specifying, to the extent the Party has such information, the time, place and circumstances thereof and the names and addresses of the Persons involved.  Each Party also shall furnish promptly to the other Party copies of all documents received in respect of any Litigation arising out of such alleged defect, injury or regulatory action; provided, that neither Party shall be required to furnish such documents if such disclosure could, in such Party’s reasonable discretion, (a) violate applicable Law or any binding agreement entered into prior to the Closing Date (including any confidentiality agreement to which such Party is a party), provided, that such Party uses commercially reasonable efforts to obtain waivers thereof, (b) jeopardize any attorney/client privilege or other established legal privilege or (c) disclose any trade secrets.

5.8          Commercialization.  Except to the extent otherwise provided in this Agreement or any Ancillary Agreement, from and after the Closing Date, (a) Buyer, at its own cost and expense, shall be responsible for and have sole discretion over the commercialization, marketing strategy, promotion, distribution and sale of the Product and, subject to the AG Agreement, the Authorized Generic Product, in the Territory and shall independently determine and set prices for the Product and, subject to the AG Agreement, the Authorized Generic Product, in the Territory, including the selling price, volume discounts, rebates and similar matters; provided, that Buyer shall not increase prices for the Product from the respective prices in effect on the Closing Date until such time as no Product is being sold or distributed by or on behalf of Buyer or any of its Affiliates (including by any Third Party wholesaler or distributor) that includes an NDC of Seller or its Affiliates on the Product labeling; (b) Buyer shall be responsible, at its own cost and expense, for all marketing, advertising and promotional materials related to the Product and, subject to the AG Agreement, the Authorized Generic Product, in the Territory; and (c) Buyer or

its Affiliates shall be responsible for receiving and processing all orders, undertaking all invoicing, collection and receivables, and providing all customer service related to the sale of the Product and, subject to the AG Agreement, the Authorized Generic Product, in each case, in the Territory.

5.9          Certain Tax Matters.

5.9.1       Withholding Taxes  The amounts payable by one Party (the “Payer”) to another Party (the “Payee”) pursuant to this Agreement or any Ancillary Agreement (“Payments”) shall not be reduced on account of any Taxes unless required by applicable Law.  The Payee alone shall be responsible for paying any and all Taxes (other than withholding Taxes required to be paid by the Payer and Transfer Taxes, Indirect Taxes and Apportioned Obligations, which shall be treated in accordance with Sections 5.9.2 and 5.9.3) levied on account of, or measured in whole or in part by reference to, any Payments it receives.  The Payer shall deduct or withhold from the Payments any Taxes that it is required by applicable Law to deduct or withhold, and all such amounts deducted and withheld shall be treated for all purposes of this Agreement as having been paid to Payee.  Notwithstanding the foregoing, if the Payee is entitled under any applicable Tax treaty to a reduction of rate of, or the elimination of, or recovery of, applicable withholding Tax, it shall timely deliver to the Payer or the appropriate Governmental Authority (with the assistance of the Payer to the extent that this is reasonably required and is expressly requested in writing) the prescribed forms necessary to reduce the applicable rate of withholding or to relieve the Payer of its obligation to withhold Tax, and the Payer shall apply the reduced rate of withholding, or dispense with the withholding, as the case may be, to the extent it complies with the applicable Tax treaty.  If, in accordance with the foregoing, the Payer withholds any amount, it shall make timely payment to the proper Taxing Authority of the withheld amount, and send to the Payee proof of such payment as soon as reasonably practicable.

5.9.2       Transfer Taxes and Apportioned Obligations.

(a)           All amounts payable hereunder or under any Ancillary Agreement are exclusive of all recordation, transfer, documentary, stamp, conveyance or other similar Taxes (excluding any Indirect Taxes) imposed or levied by reason of, in connection with or attributable to this Agreement and the Ancillary Agreements or the transactions contemplated hereby and thereby (collectively, “Transfer Taxes”).  Buyer and Seller shall each be responsible for the payment of 50% of all Transfer Taxes, and shall pay all amounts due and owing in respect of any Transfer Taxes, these amounts in addition to the sums otherwise payable, at the rate in force at the due time for payment or such other time as is stipulated under applicable Law.

(b)           All personal property and similar ad valorem obligations (other than, for the avoidance of doubt, Transfer Taxes) levied with respect to the Purchased Assets for a taxable period which includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer based on the number of days of such taxable period ending on the Closing Date (such portion of such taxable period, the “Pre-Closing Tax Period”) and the number of days of such taxable period beginning on the day after the Closing Date (such portion of such taxable period, the “Post-Closing Tax Period”).  Seller shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such Apportioned Obligations that is attributable to the Post-Closing Tax Period.

(c)           Apportioned Obligations and Transfer Taxes shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by applicable Law.  The paying Party shall be entitled to reimbursement from the non-paying Party in accordance with Section 5.9.2(a) or Section 5.9.2(b), as the case may be.  Upon payment of any such Apportioned Obligation or Transfer Tax, the paying Party shall present a statement to the non-paying Party setting forth the amount of reimbursement to which the paying Party is entitled under Section 5.9.2(a) or Section 5.9.2(b), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed.  The non-paying Party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement.

5.9.3       Indirect Taxes.  The Parties intend and shall use their commercially reasonable efforts to ensure the transfer of the Purchased Assets shall occur without any obligation of Seller to account for or pay Indirect Taxes.  However, notwithstanding anything to the contrary contained in this Section 5.9 or elsewhere in this Agreement, Buyer and Seller shall each be responsible for 50% of all Indirect Taxes that arise as a result of the transfer of the Purchased Assets.

5.9.4       Cooperation and Exchange of Information.  Each of Seller and Buyer shall (a) provide the other with such assistance as may reasonably be requested by the other (subject to reimbursement of reasonable out-of-pocket expenses) in connection with the preparation of any Tax Return, audit or other examination by any Taxing Authority or judicial or administrative proceeding relating to Liability for Taxes in connection with the Product Business or the Purchased Assets, (b) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination, (c) upon the other’s request (subject to reimbursement of reasonable out-of-pocket expenses), use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any applicable Indirect Tax or Transfer Tax and (d) inform the other of any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period; provided, however, the foregoing shall not limit the ability of Seller to wind up its affairs and close its Chapter 11 Cases.

5.9.5       Survival of Covenants.  The covenants contained in this Section 5.9 shall survive until 30 days after the expiration of the applicable statute of limitations (including extensions thereof).

5.10        Accounts Receivable and Payable.

5.10.1     Accounts Receivable.  The Parties acknowledge and agree that all Accounts Receivable outstanding on the Closing Date shall remain the property of Seller or its Affiliates and shall be collected by Seller or its Affiliates subsequent to the Closing.  In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any payments from any obligor with respect to an Account Receivable, then Buyer shall, within 30 days after receipt of such payment, remit the full amount of such payment to Seller.  In the case of the receipt by Buyer of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied first to amounts owed to Buyer with the excess, if any, remitted to Seller.  In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any payments from any obligor with respect to an account receivable of Buyer for any period after the Closing Date, then Seller shall, within 30 days after receipt of such payment, remit the full amount of such payment to Buyer.  In the case of the receipt by Seller of any payment from any obligor of both Seller and Buyer then, unless otherwise specified by such obligor, such payment shall be applied equitably to Seller and Buyer based on the amounts owed by such obligor to Seller and Buyer.

5.10.2     Accounts Payable.  In the event that, subsequent to the Closing, Buyer or an Affiliate of Buyer receives any invoices from any Third Party that is for the account of Seller pursuant to this Agreement or any Ancillary Agreement with respect to any account payable of the Product Business or with respect to the Authorized Generic Product outstanding prior to the Closing, then Buyer shall, within 30 days after receipt of such invoice, provide such invoice to Seller.  In the event that, subsequent to the Closing, Seller or any of its Affiliates receives any invoices from any Third Party with respect to any account payable of Buyer or any of its Affiliates for any period after the Closing, then Seller shall, within 30 days after receipt of such invoice, provide such invoice to Buyer.

5.11        Wrong Pockets.

5.11.1     Assets.  Without limiting Section 5.2, if either Buyer or Seller becomes aware that any of the Purchased Assets has not been transferred to Buyer or that any of the Excluded Assets has been transferred to Buyer, it shall promptly notify the other and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, at the expense of Seller and with any necessary prior Third Party consent or approval, to (a) Buyer, in the case of any Purchased Asset which was not transferred to Buyer at the Closing; or (b) Seller, in the case of any Excluded Asset which was transferred to Buyer at the Closing.

5.11.2     Payments.  If, on or after the Closing Date, either Party shall receive any payments or other funds due to the other pursuant to the terms of this Agreement or any Ancillary Agreement, then the Party receiving such funds shall, within 30 days after receipt of such funds, forward such funds to the proper Party.  The Parties acknowledge and agree there is no right of offset regarding such payments and a Party may not withhold funds received from Third Parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement or any of the Ancillary Agreements.

5.12        VA Agreement.  The Parties shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to obtain all consents of Governmental Authorities required for the novation of the VA Agreement to Buyer and perform their respective obligations under 48 C.F.R. Subpart 42.12 (the “Applicable FAR Regulations”) in order to effect the novation of the VA Agreement to Buyer as soon as reasonably practicable following the Closing.  Without limitation of the foregoing and subject to the Applicable FAR Regulations:

5.12.1     in connection with the novation of the VA Agreement to Buyer, each of Seller and Buyer shall, and shall cause their respective Affiliates to, provide to the applicable Governmental Authorities such information as is required by the Responsible Contracting Officer (as defined in the Applicable FAR Regulations) for the VA Agreement (the “Responsible Contracting Officer “);

5.12.2     the novation of the VA Agreement shall be made pursuant to the Novation Agreement, with such changes thereto as are required by the Responsible Contracting Officer and agreed to by the Parties or their respective applicable Affiliates, such agreement not to be unreasonably withheld, conditioned or delayed; and

5.12.3     if the novation of the VA Agreement to Buyer is not effective prior to the Closing, Buyer and its Affiliates shall perform Seller’s obligations under the VA Agreement to the extent permissible under the Federal Acquisition Regulations and Seller and its Affiliates shall perform its obligations under the VA Agreement, to the extent Buyer or its Affiliates are not permitted to do so, necessary to entitle it to payment from the U.S. Federal government for the work performed under the VA Agreement and shall pay any such payments received, less any amounts expended by Seller in the performance of the VA Agreement, to Buyer promptly following Seller’s receipt thereof.

5.13        Purchased Domain Names.  Promptly following the Closing, Seller shall take such action as may be necessary, or as reasonably requested by Buyer, to effectuate the assignment and transfer of the Purchased Domain Names to Buyer, including unlocking the Purchased Domain Names, securing and forwarding to Buyer transfer authorization codes for the Purchased Domain Names, and completing such automated website procedures and documentation as may be required by the registrar of the Purchased Domain Names to release and transfer possession and control of the Purchased Domain Names to Buyer.

5.14        Bankruptcy Court Approval.

5.14.1     Within 25 days of the Petition Date, or such later date as agreed by Buyer in its discretion, the U.S. Debtors shall file with the Bankruptcy Court a motion in form and substance reasonably satisfactory to Buyer (the “Approval Motion”) for:

(a)           entry of an order substantially in the form of Exhibit F, authorizing and approving, inter alia, the sale of the Purchased Assets of Seller to Buyer on the terms and conditions set forth herein, free and clear of all Encumbrances (other than Permitted Encumbrances and to the extent set forth therein), and the assumption and assignment of the Purchased Contracts to Buyer (as amended, modified, or supplemented, the “Approval Order”), and

(b)           entry of an order substantially in the form of Exhibit G (as amended, modified, or supplemented, the “Bidding Procedures Order,” and together with the Approval Order, the “Bankruptcy Court Orders”), among other things, (A) establishing bidding procedures substantially in the form of Exhibit H governing the sale of the Purchased Assets (the “Bid Procedures”), (B) approving payment of the Expense Reimbursement, to the extent payable by the terms of this Agreement or the Bidding Procedures Order, and (C)

providing that the Expense Reimbursement shall constitute allowed administrative expenses of the U.S. Debtors.  The U.S. Debtors shall use commercially reasonable efforts to seek entry of the Bidding Procedures Order by the earlier of (i) 20 days following the formation of an official committee of unsecured creditors and (ii) 55 days after the Petition Date.

5.14.2     Seller shall use its commercially reasonable efforts, and shall cooperate, assist and consult with Buyer, to secure the entry of the Bidding Procedures Order and the Approval Order.  Buyer will promptly take such actions as are reasonably requested by Seller to assist in obtaining entry of the Bidding Procedures Order and the Approval Order, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for purposes, among others, of providing necessary assurances of performance by Buyer of its obligations under this Agreement and all other agreements, instruments, certificates and other documents to be entered into or delivered in connection with the transactions contemplated by this Agreement and demonstrating that Buyer is a good faith buyer under section 363(m) of the Bankruptcy Code.  Except as otherwise set forth herein, nothing in any Chapter 11 plan or any order confirming or implementing such plan in the Chapter 11 Cases shall limit, impair, modify, compromise, abrogate, or otherwise adversely affect Buyer’s rights under this Agreement, the Bidding Procedures Order, the Approval Order, or any relief granted and findings set forth in the Bidding Procedures Order or the Approval Order.

5.14.3     If the Bidding Procedures Order, Approval Order or any other orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for leave to appeal, reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Approval Order, Bidding Procedures Order or other such order), and this Agreement has not otherwise been terminated pursuant to Section 8.1, Seller shall, at Seller’s expense, take such steps to reasonably diligently defend such appeal, petition or motion and shall use their commercially reasonable efforts to obtain an expedited resolution of any such appeal, petition or motion.

5.15        Service of Approval Motion.  Seller will serve a copy of the Approval Motion and the accompanying attachments on the persons identified in Paragraph 16 of the Approval Order.

5.16        Approval of Expense Reimbursement.

(a)           In consideration for Buyer having expended considerable time and expense in connection with this Agreement and the negotiation thereof and the identification and quantification of assets of Seller, Seller shall pay Buyer, if such payments become due and owing in accordance with Section 8.3 and the Bidding Procedures Orders, the Expense Reimbursement. Subject to the entry by the Bankruptcy Courts of the Bidding Procedures Orders approving the payment of the Expense Reimbursement, the Expense Reimbursement shall be (a) actual and necessary costs and expenses of preserving Seller’s estates within the meaning of section 503(b) of the Bankruptcy Code and shall be treated as allowed administrative expenses claims against Seller’s estates pursuant to sections 105(a), 503(b), and 507(a)(2) of the Bankruptcy Code and (b) payable in accordance with Section 8.3.  Buyer may, in its sole discretion, waive its right to receive the Expense Reimbursement at any time after the

Bankruptcy Courts’ approval thereof, including at any auction, if Buyer determines, in its sole discretion, such a waiver is reasonably likely to result in greater net proceeds for the estates and creditors.  Seller shall seek, and take commercially reasonable steps to obtain, the approval of each Bankruptcy Court of the Expense Reimbursement in the Bidding Procedures Orders.

(b)           The Parties acknowledge that under the Bankruptcy Code the sale of the Purchased Assets is subject to approval of the Bankruptcy Court.  The Parties acknowledge that to obtain such approval Seller must demonstrate that it has taken reasonable steps to obtain the highest or best price possible for the Purchased Assets, including giving notice of the transactions contemplated by this Agreement to creditors and other interested parties as ordered by the Bankruptcy Court, providing information about the Purchased Assets to responsible bidders, and entertaining any higher or better offers from responsible bidders.

5.17        Seller Not Party to Other Agreement.  Seller represents that as of the date of this Agreement, Seller is not a party to or bound by any agreement with respect to a possible Takeover Proposal with respect to the Product Business or Purchased Assets, and agrees that it will not become a party to or bound by any such agreement hereafter other than any such agreement that may come to exist as part of the bidding and sale process approved by the Bankruptcy Court or as otherwise expressly permitted by this Agreement and the Bidding Procedures Order.

5.18        No Successor Liability.  Buyer and Seller intend that, upon the Closing, Buyer shall not be deemed to: (a) be the successor of or successor employer to Seller, including with respect to any collective bargaining agreement or employee plan, (b) have, de facto or otherwise, merged with or into Seller; (c) be a mere continuation or substantial continuation of Seller or the enterprise(s) of Seller; or (d) be liable for any acts or omissions of Seller in the conduct of the Product Business or arising under or related to the Purchased Assets or the Assumed Liabilities.  Without limiting the generality of the foregoing, and except as otherwise provided in this Agreement, the Parties intend that Buyer shall not be liable for any lien, claim, or other Encumbrances against Seller or any of its Affiliates, and that Buyer shall have no successor or vicarious liability of any kind or character whether known or unknown as of the Closing Date or whether fixed or contingent, existing or hereafter arising, with respect to the Product Business, the Purchased Assets or any Liabilities of Seller or any of its Affiliates arising on or prior to the Closing Date, in each case other than in connection with Permitted Encumbrances and Assumed Liabilities.

5.19        Service of Approval Motion.  Seller shall comply (or obtain an order waiving compliance) with all requirements under the Bankruptcy Code, Bankruptcy Rules and any other applicable Law or rule in connection with obtaining approval of the transactions contemplated by this Agreement.  Seller shall serve on all required Persons, including, without limitation: (i) all Persons who are known to possess or assert a claim, lien, or other Encumbrance against or interest in the Purchased Assets; (ii) all applicable Governmental Authorities; (iii) all Persons required by any order of the Bankruptcy Courts, the Bankruptcy Code or the Bankruptcy Rules; and (iv) any other Persons that Buyer reasonably may request, the Approval Motion and any notice of the motions, hearings, or orders necessary to comply with Seller’s obligations to consummate the transactions contemplated by this Agreement.

5.20        Copies of Pleadings.  To the extent practicable, Seller shall provide Buyer with drafts of all documents, motions, orders, filings or pleadings and supporting documents that Seller proposes to file with the Bankruptcy Court that relate to the Agreement and the consummation of the transactions contemplated hereby prior to filing them with the Bankruptcy Court.  All motions, applications, petitions, schedules, supporting papers and forms of orders not otherwise agreed to under this Agreement prepared by Seller and relating to the transactions contemplated by this Agreement to be filed on behalf of Seller after the date hereof must be in form and substance reasonably satisfactory to Buyer.

5.21        Assumption and Assignment of Contracts.  Except with respect to the VA Agreement, which shall be treated in accordance with Section 5.12, at the Closing (i) Seller shall, pursuant to the Approval Order, assume and assign to Buyer each of the Purchased Contracts and (ii) Buyer shall pay all Cure Costs (if any) up to the Cure Costs Cap, in each case in connection with such assumption and assignment.  Seller shall pay any and all Cure Costs in excess of the Cure Costs Cap in connection with such assumption and assignment. Except as to Purchased Contracts assigned pursuant to section 365 of the Bankruptcy Code, section 11.3 of the CCAA or the Approval Orders, anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a Third Party, would constitute a breach or in any way adversely affect the rights of Buyer or Seller thereunder, and Seller, at Seller’s expense, shall use their commercially reasonable efforts to obtain any such required consent(s) as promptly as possible.

5.22        Transition Services.

5.22.1     As promptly as practicable following the execution of this Agreement, Buyer and Seller shall use commercially reasonable efforts to enter into a transition services agreement (the “Transition Services Agreement”), to be effective as of the Closing Date, with respect to the services set forth in Schedule 5.22 of the Seller Disclosure Schedule so as to finalize the Transition Services Agreement.

5.22.2     If Buyer identifies any additional transition services that are reasonably necessary in connection with the transition of the Product Business to Buyer and is so requested by Buyer, the parties shall use commercially reasonable efforts to establish an additional transition service schedule (including applicable fees payable to Seller in accordance with this Section 5.22) pursuant to which Seller will provide such additional transition services at Buyer’s sole cost and expense.  Buyer and Seller agree that, unless otherwise provided in Section 5.22 of the Seller Disclosure Schedule, the pricing and expense for any transition service shall be borne by Buyer and be equal to the Seller’s pass through cost.

5.23        Post-Closing Access.  For a period of three (3) months after the Closing, or so long as performance is possible, whichever is shorter, the Parties shall use reasonable efforts to provide the other party with reasonable access to the books and records in such parties’ possession or control to the extent necessary for the preparation of financial statements, regulatory filings in respect of periods ending on or prior to the Closing, or in connection with any legal proceedings and administration of the Chapter 11 Cases, at the cost of the other Party, in each case to the extent related to the transactions contemplated by this Agreement.  Either

Party may notify the other Party in writing that it intends to destroy all such books and records and offer the other Party the right to take possession of the same.  If a Party does not notify the other party of its intention to take possession of all such books and records, and actually take possession thereof within 21 days after receipt of the notice, and if the other Party did make such books and records available in good faith so as to enable the notifying party to take possession thereof within such time frame, the other party may destroy such books and records.  Notwithstanding anything set forth in this Agreement, Seller shall not destroy, and shall cause the U.S. Debtors to refrain from destroying, all financial books and records relating to the Product Business, the Product, and the Authorized Generic Product sufficient to permit carve-out financial statement audits to be performed (the “Retained Financial Records”) without the express prior written consent of Buyer; provided, however, Seller may, in its sole discretion and at any time or from time to time, in lieu of retaining the Retained Financial Records, transfer such Retained Financial Records to Buyer at Buyer’s sole cost and expense.

ARTICLE 6
CONDITIONS PRECEDENT

6.1          Conditions to Obligations of Buyer and Seller.  The obligations of Buyer and Seller to complete the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

6.1.1       No Adverse Law; No Injunction.  No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction that prohibits or makes illegal the consummation of all or any part of the transactions contemplated by this Agreement or the Ancillary Agreements, and no Order restraining, enjoining or otherwise preventing the consummation of the transactions contemplated hereby shall be in effect; and

6.1.2       U.S. Bankruptcy Orders.  The U.S. Bankruptcy Court shall have entered each of the Bankruptcy Court Orders, and each of the Bankruptcy Court Orders shall be in full force and effect and shall be Final Orders.

6.2          Conditions to Obligations of Buyer.  The obligation of Buyer to complete the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Buyer, at or prior to the Closing of the following additional conditions:

6.2.1       Representations and Warranties.  The representations and warranties of Seller contained in Section 3.1, other than the Fundamental Reps included in Section 3.1, shall be true and correct (disregarding any materiality or Material Adverse Effect qualifications within such representations and warranties) in all respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and each Fundamental Rep included in Section 3.1 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all respects as of such date);

6.2.2       Covenants.  Seller shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with by it pursuant to this Agreement and any Ancillary Agreement on or prior to the Closing Date; and

6.2.3       No Material Adverse Effect.  Between the date hereof and the Closing Date, there shall not have occurred and be continuing any Material Adverse Effect.

6.2.4       DMF.      Buyer shall have received a letter, in form and substance reasonably satisfactory to Buyer, from the owner of the DMF acknowledging that Buyer has a right of reference to the DMF, together with evidence of such letter being delivered to the FDA (the “DMF Letter”).

6.2.5       Closing Deliveries.  Seller shall have delivered to Buyer each of the items listed in Section 2.4.2(a).

6.3          Conditions to Obligations of Seller.  The obligation of Seller to complete the transactions contemplated by this Agreement is subject to the satisfaction, or waiver by Seller, at or prior to the Closing of the following additional conditions:

6.3.1       Representations and Warranties.  The representations and warranties of Buyer contained in Section 3.2, other than the Fundamental Reps included in Section 3.2, shall be true and correct (disregarding any materiality or Buyer Material Adverse Effect qualifications within such representations and warranties) in all respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure to be so true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect and each Fundamental Rep included in Section 3.2 shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct in all respects as of such date);

6.3.2       Covenants.  Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with by it pursuant to this Agreement and any Ancillary Agreement on or prior to the Closing Date;

6.3.3       Closing Deliveries.  Buyer shall have delivered to Seller each of the items listed in Section 2.4.2(b); and

6.3.4       Wind-Down Account.  Solely to the extent agreed by Buyer and Seller, each acting reasonably, Buyer shall (or shall cause an Affiliate to) fund the Wind-Down Account.

6.4          Frustration of Closing Conditions.  With respect to the conditions to Buyer’s and Seller’s respective obligations to consummate the transactions contemplated by this Agreement as provided hereunder and each such Party’s right to terminate this Agreement as provided in Section 8.1, neither Buyer nor Seller may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was caused by such Party’s material breach, or failure to act in good faith or to use its commercially reasonable efforts to cause the condition to be satisfied to the extent required by Section 4.2.

ARTICLE 7
NO SURVIVAL OF REPRESENTATIONS, WARRANTIES AND PRE-CLOSING COVENANTS

7.1          No Survival.  The representations and warranties of the Parties and the covenants and agreements of the Parties that are to be performed prior to the Closing, whether contained in this Agreement or in any agreement or document delivered pursuant to this Agreement, shall not survive beyond the Closing and there shall be no liability following the Closing in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of any Party or any of its officers, directors, equityholders, managers, agents or Affiliates; provided, however, that this Section 7.1 shall not limit (a) any covenant or agreement of the parties that by its terms contemplates performance after the Closing, and such covenants or agreements shall survive until fully performed, and (b) any recovery by any Person in the case of Fraud or willful breach.

7.2          No Recourse.  Except in the case of Fraud or willful breach, (1) Buyer’s sole and exclusive remedy (a) for a breach of any representation or warranty made by Seller herein or in any document delivered pursuant hereto or (b) for a breach of any covenant made by Seller herein or in any document delivered pursuant hereto and required to be performed by Seller on or prior to the Closing, shall, in either case, be limited to (i) Buyer’s right to terminate this Agreement to the extent permitted pursuant to Section 8.1, in which case Seller shall have not any liability except to the extent expressly provided in Section 8.3 or (ii) Buyer’s right to seek a court to order equitable relief pursuant to Section 9.9; and (2) Seller’s sole and exclusive remedy (x) for a breach of any representation or warranty made by Buyer herein or in any document delivered pursuant hereto or (y) for a breach of any covenant made by Buyer herein or in any document delivered pursuant hereto and required to be performed by Buyer on or prior to the Closing, shall, in either case, be limited to (i) Seller’s right to terminate this Agreement to the extent permitted pursuant to Section 8.1 or (ii) Seller’ s right to seek a court to order equitable relief pursuant to Section 9.9.

ARTICLE 8
TERMINATION

8.1          Termination.  Prior to the Closing, this Agreement shall terminate on the earliest to occur of any of the following events:

8.1.1       the mutual written agreement of Buyer and Seller;

8.1.2       by written notice delivered by either Buyer or Seller to the other, if the Closing shall not have occurred on or prior to January 31, 2019 (the “End Date”) (other than due to a breach of any representation or warranty hereunder of the Party seeking to terminate this Agreement or as a result of the failure on the part of such Party to comply with or perform any of its covenants, agreements or obligations under this Agreement and other than as a result of any closing condition in favor of the non-terminating Party not being satisfied, which closing condition has been waived by the non-terminating Party); provided, however, that (a) Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.1.2 during the pendency of any Litigation brought prior to the End Date by Seller for specific performance of this Agreement and (b) Seller shall not have the right to terminate this Agreement pursuant to this Section 8.1.2 during the pendency of any Litigation brought before the End Date by Buyer for specific performance of this Agreement;

8.1.3       by written notice delivered by Buyer to Seller, if (a) the Approval Motion has not been filed with the Bankruptcy Court prior to 11:59 p.m. (prevailing Eastern Time) on September 20, 2018, (b) the Bankruptcy Court has not approved and entered the Bidding Procedures Order prior to 11:59 p.m. (prevailing Eastern Time) on the day that is earlier of (i) 20 days following the formation of an official committee of unsecured creditors and (ii) 55 days after the Petition Date, (c) the Bankruptcy Court has not approved and entered the Approval Order prior to 11:59 p.m. (prevailing Eastern Time) on the day that is 95 days following the Petition Date or (d) following entry of the Approval Order or the Bidding Procedures Order, any of the Approval Order, the Bidding Procedures Order or the Bid Procedures is stayed, reversed, modified, vacated or amended in any respect without the prior written consent of Buyer, and such stay, reversal, modification, vacation or amendment is not eliminated within 14 days;

8.1.4       by written notice delivered by Buyer to Seller, if (a) Seller seeks to have the Bankruptcy Court enter an order (or consent to entry of an order) (i) dismissing, or converting the Chapter 11 Cases into cases under chapter 7 of the Bankruptcy Code, or (ii) appointing a trustee or other Person responsible for operation or administration of Seller or its business or assets, or a responsible officer for any of Seller, or an examiner with enlarged power relating to the operation or administration of Seller or its business or assets (each, an “Appointee”), (b) an order of dismissal of the Chapter 11 Cases, conversion of the Chapter 11 Cases into cases under chapter 7 of the Bankruptcy Code, or appointment of an Appointee is entered for any reason, or (c) Seller does not comply with the material terms of the Bid Procedures;

8.1.5       by written notice delivered by Buyer to Seller, if (a) there has been a breach by Seller of a representation or warranty of Seller contained in this Agreement or (b) there shall be a breach by Seller of any covenant, agreement or obligation of Seller in this Agreement, and such breach described in clause (a) or (b) would result in the failure of a condition set forth in Section 6.2.1 or Section 6.2.2 that has not been waived by Buyer, or in the case of a breach of any covenant or agreement is not cured upon the earlier to occur of (i) the 20th day after written notice thereof is given by Buyer to Seller and (ii) the day that is two Business Days prior to the End Date; provided, that Buyer may not terminate this Agreement pursuant to this Section 8.1.5 if Buyer has breached any representation, warranty or covenant, agreement or obligation contained in this Agreement that would result in the failure of a condition set forth in Section 6.3.1 or Section 6.3.2;

8.1.6       by written notice delivered by Seller to Buyer, if (a) there has been a breach by Buyer of a representation or warranty of Buyer contained in this Agreement or (b) there shall be a breach by Buyer of any covenant, agreement or obligation of Buyer in this Agreement, and such breach described in clause (a) or clause (b) would result in the failure of a condition set forth in Section 6.3.1 or Section 6.3.2 and has not been waived by Seller, or in the case of a breach of any covenant or agreement is not cured upon the earlier to occur of (i) the 20th day after written notice thereof is given by Seller to Buyer and (ii) the day that is two Business Days prior to the End Date; provided, that Seller may not terminate this Agreement pursuant to this Section 8.1.6 if Seller has breached any representation, warranty or covenant, agreement or obligation contained in this Agreement that would result in the failure of a condition set forth in Section 6.2.1 or Section 6.2.2;

8.1.7       by written notice delivered by Seller to Buyer, if (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied and remain satisfied (other than those conditions that (a) by their terms are to be satisfied at the Closing or (b) the failure of which to be satisfied is attributable to a breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement), (ii) Seller has irrevocably confirmed by written notice to Buyer that (A) all conditions set forth in Section 6.3 have been satisfied or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 and (B) if Buyer performs its obligations hereunder then Seller is ready, willing and able to cause the Closing to occur, and (iii) the transactions contemplated hereunder shall not have been consummated within five (5) Business Days after delivery of such notice; provided, however, that such conditions remain satisfied and such confirmation remains in full force and effect at the close of business on such fifth Business Day;

8.1.8       by written notice delivered by Seller to Buyer if, at any time prior to the Closing, Seller receives a Superior Proposal and (a) Seller has provided written notice to Buyer that it is prepared to terminate this Agreement to enter into a Contract with respect to such Superior Proposal, which notice shall include the material terms and conditions of the transaction that constitutes such Superior Proposal (but shall not be required to include the identity of the Person making such Superior Proposal) and (b) Buyer has not made, within five (5) Business Days following receipt of such notice, a binding and irrevocable written and complete proposal that the board of directors of Seller determines in good faith, after consultation with its financial and legal advisors is in the best interests of Seller’s bankruptcy estate such that Seller confirms in writing that it will not pursue such Superior Proposal;

8.1.9       by either Seller or Buyer, by giving written notice of such termination to the other Party, if any court of competent jurisdiction or other Governmental Authority having jurisdiction over the Parties or the Purchased Assets shall have issued an order or judgment or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order or other action shall have become final and non-appealable; provided, however, in each case, that the right to terminate this Agreement pursuant to this Section 8.1.9 shall not be available to either Party whose breach of any of its representations, warranties, covenants or agreements contained herein has resulted in the circumstances giving rise to the right to terminate this Agreement pursuant to this Section 8.1.9; or

8.1.10     by written notice delivered by Buyer to Seller, if Seller fails to oppose (a) the entry of any order that would preclude or impair the consummation of the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement or is otherwise inconsistent therewith, (b) any request for relief by any Person that would preclude or impair the consummation of the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement or is otherwise inconsistent therewith.

8.2          Procedure and Effect of Termination.

8.2.1       Notice of Termination.  Termination of this Agreement by either Buyer or Seller shall be by delivery of a written notice to the other.  Such notice shall state the termination provision in this Agreement that such terminating Party is claiming provides a basis for termination of this Agreement.  Termination of this Agreement pursuant to the provisions of Section 8.1 shall be effective upon and as of the date of delivery of such written notice as determined pursuant to Section 9.2.

8.2.2       Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 8.1 by Buyer or Seller, this Agreement shall be terminated and have no further effect, and there shall be no Liability hereunder on the part of Seller, Buyer or any of their respective Affiliates, except that Section 3.3 (Exclusivity of Representations), Section 5.3 (Publicity), Section 5.4 (Confidentiality), this Section 8.2.2 (Effect of Termination), Section 8.2.3 (Withdrawal of Certain Filings), Section 8.3 (Expense Reimbursement) and Article 9 (Miscellaneous) shall survive any termination of this Agreement.  For the avoidance of doubt, in the event of termination of this Agreement pursuant to Section 8.1, the Parties shall not enter into any of the Ancillary Agreements or have any obligations thereunder.  Nothing in this Section 8.2.2 shall relieve either Party of (x) Liability for Fraud or willful breach or (y) subject to Section 8.3, Liability resulting from any breaches of this Agreement prior to the termination hereof.

8.2.3       Withdrawal of Certain Filings.  As soon as practicable following a termination of this Agreement for any reason, but in no event more than 30 days after such termination, Buyer or Seller shall, to the extent practicable, withdraw all filings, applications and other submissions relating to the transactions contemplated by this Agreement filed or submitted by or on behalf of such Party, any Governmental Authority or other Person, other than the Bankruptcy Court or any court in which proceedings related to the transactions contemplated by this Agreement have been filed.

8.3          Expense Reimbursement.

8.3.1       In the event that this Agreement is terminated by Buyer or Seller, as applicable, pursuant to (i) Section 8.1.8 or in accordance with any other provision of Section 8.1 (other than Section 8.1.8) at a time when this Agreement was terminable pursuant to Section 8.1.8 or (ii) Section 8.1.2, Section 8.1.3, Section 8.1.4, Section 8.1.5, Section 8.1.9 or Section 8.1.10, then in any of such cases, Seller shall pay Buyer by wire transfer of immediately available funds, and Buyer shall be deemed to have earned, the Expense Reimbursement for the time and effort associated with initial due diligence and negotiation of this Agreement and the value of serving as the “stalking horse” for the marketing of the Purchased Assets.  If this Agreement is terminated pursuant to clause (i) above, the Expense Reimbursement shall be paid on the date a Superior Proposal is consummated.  If this Agreement is terminated pursuant to clause (ii) above, Expense Reimbursement shall be paid within three (3) Business Days of the date of such termination.

8.3.2       The Parties acknowledge and agree that the terms and conditions set forth in this Section 8.3 with respect to the payment of the Expense Reimbursement are subject to the Bankruptcy Court entering the Bidding Procedures Order.  The Parties acknowledge that the agreements contained in this Section 8.3 are commercially reasonable and an integral part of the transactions, and that without these agreements, the Parties would not enter into this Agreement and consummate the transactions contemplated hereby.  Accordingly, if Seller fails to pay the amount(s) payable under this Section 8.3 as and when due as set forth herein, then Seller shall also pay to Buyer all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Buyer and its Affiliates in connection with the collection of such amounts and the enforcement by Buyer of its rights under this Section 8.3.  Such costs and expenses shall be treated as an allowed administrative expense of Seller’s bankruptcy estates under sections 503(b) or 507(b) of the Bankruptcy Code with priority over all other allowed administrative expenses in the Chapter 11 Cases, including any allowed administrative expense claims that may have priority over certain other allowed administrative expenses.  Buyer’s right to receive the Expense Reimbursement (and, if applicable, such reasonable out-of-pocket costs and expenses) from Seller pursuant to this Section 8.3 shall be liquidated damages and the sole and exclusive remedy of Buyer against Seller and its Affiliates and representatives and any of their respective former, current or future stockholders, members, partners, managers, directors, officers, employees, agents, other representatives or Affiliates for Losses suffered by Buyer in connection with this Agreement (including in respect of any breach by Seller of any of its representations, warranties, covenants or obligations set forth in this Agreement), the termination hereof, the transactions contemplated hereby (including the abandonment thereof) or any matter forming the basis for such termination.

ARTICLE 9
MISCELLANEOUS

9.1          Governing Law, Jurisdiction, Venue and Service.

9.1.1       Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, excluding any conflicts or choice of Law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive Law of another jurisdiction, and applicable provisions of the Bankruptcy Code.

9.1.2       Jurisdiction.  Subject to Section 9.9, the Parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the Bankruptcy Court for any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement, and agree not to commence any action, suit or proceeding (other than appeals therefrom) related thereto except in such court.  The Parties irrevocably and unconditionally waive their right to a jury trial in connection with any Litigation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

9.1.3       Venue.  The Parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding (other than appeals therefrom) arising out of or relating to this Agreement in the Bankruptcy Court, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in the Bankruptcy Court has been brought in an inconvenient forum.

9.1.4       Service.  Each Party further agrees that service of any process, summons, notice or document by registered mail to its address set forth in Section 9.2.2 shall be effective service of process for any action, suit or proceeding brought against it under this Agreement in any such court.

9.2          Notices.

9.2.1       Notice Requirements.  Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement (each, a “Notice”) shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission or by email of a PDF attachment (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified in Section 9.2.2 or to such other address as the Party to whom notice is to be given may have provided to the other Party at least five days’ prior to such address taking effect in accordance with this Section 9.2.  Such Notice shall be deemed to have been given as of the date delivered by hand or internationally recognized overnight delivery service or confirmed that it was received by facsimile or email (with receipt confirmed by telephone, or, solely in the case of facsimile, by email or by delivery (in addition to such facsimile) of such communication by internationally recognized overnight delivery service that maintains records of delivery).  Any Notice delivered by facsimile or email shall be confirmed by a hard copy delivered as soon as practicable thereafter.  If a notice deemed given upon receipt is given after 5:00 p.m. in the place of receipt (the Parties understand and agree that the foregoing applies only to notice and not to copies), such notice will be deemed given on the next succeeding Business Day.

9.2.2       Address for Notice.

If to Seller, to:

Aralez Pharmaceuticals Trading DAC

2 Hume Street

Dublin 2, DO2 FT82, Ireland

Attention: Andrew I. Koven, Director

Email: akoven@aralez.com

with copies (which shall not constitute effective notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention:                                         Adam M. Turteltaub

Paul Shalhoub

Email:                                                            aturteltaub@willkie.com

pshalhoub@willkie.com

and

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto ON M5L 1B9

Attention: Jonah Mann

Email: jmann@stikeman.com

If to Buyer, to:

Toprol Acquisition LLC

c/o Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, NY 10017

Attention: Bryan Sendrowski

Email: bsendrowski@deerfield.com

with a copy (which shall not constitute effective notice) to:

Katten Muchin Rosenman LLP

525 W. Monroe St.

Chicago, IL 60661

Attention: Mark D. Wood

Peter A. Siddiqui

Email: mark.wood@kattenlaw.com

peter.siddiqui@kattenlaw.com

9.3          No Benefit to Third Parties.  The covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns and they shall not be construed as conferring any rights on any other Persons.

9.4          Waiver and Non-Exclusion of Remedies.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  The waiver by either Party of any right hereunder or of the failure to perform or of a breach by the other Party shall not be deemed a waiver of any other right hereunder or of any other breach or failure by said other Party whether of a similar nature or otherwise.  The rights and remedies provided herein are cumulative and do not exclude any other right or remedy provided by applicable Law or otherwise available except as expressly set forth herein.

9.5          Expenses.  Except as otherwise specified herein or in any Ancillary Agreement, and whether or not the Closing takes place, each Party shall bear any costs and expenses incurred by it with respect to the transactions contemplated herein and therein.

9.6          Assignment.  Neither this Agreement nor either Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by either Party without the prior written consent of the other Party shall be void and of no effect; provided, however, that either Party may assign all of its rights or obligations hereunder to an Affiliate without the prior written consent of the other Party and Buyer may collaterally assign this Agreement to any lender to Buyer or its Affiliates pursuant to any facilities or agreements under which Buyer or its Affiliates borrow money from time to time without the prior written consent of Seller, but the assigning Party shall remain responsible for all of its obligations hereunder notwithstanding any such assignment.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

9.7          Amendment.  This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

9.8          Severability.  If any provision of this Agreement is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of either Party under this Agreement will not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and reasonably acceptable to the Parties.

9.9          Equitable Relief.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that a Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Bankruptcy Court, this being in addition to any other remedy to which it is entitled at law or in equity.  Each Party hereby waives (a) any requirement that the other Party post a bond or other security as a condition for obtaining any such relief, and (b) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

9.10        Damages Waiver.  TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW AND EXCEPT AS A RESULT OF FRAUD OR TO THE EXTENT PAID OR PAYABLE PURSUANT TO A THIRD PARTY CLAIM, NEITHER BUYER NOR SELLER SHALL BE LIABLE TO THE OTHER, OR THEIR AFFILIATES, FOR ANY CLAIMS, DEMANDS OR SUITS FOR CONSEQUENTIAL, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE, INDIRECT OR MULTIPLE DAMAGES, FOR LOSS OF PROFITS, REVENUE OR INCOME, DIMINUTION IN VALUE OR LOSS OF BUSINESS OPPORTUNITY (WHETHER OR NOT FORESEEABLE AT THE EXECUTION DATE), CONNECTED WITH OR RESULTING FROM ANY BREACH OF THIS AGREEMENT, OR ANY ACTIONS UNDERTAKEN IN CONNECTION HEREWITH, OR RELATED HERETO,

INCLUDING ANY SUCH DAMAGES WHICH ARE BASED UPON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE AND MISREPRESENTATION), BREACH OF WARRANTY, STRICT LIABILITY, STATUTE, OPERATION OF LAW OR ANY OTHER THEORY OF RECOVERY.

9.11        English Language.  This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language.  Any translation into any other language shall not be an official version thereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.

9.12        Bulk Sales Statutes.  The Parties hereby waive compliance with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer and any other transactions contemplated by this Agreement.

9.13        Representation by Counsel.  Each Party represents and agrees with each other that it has been represented by or had the opportunity to be represented by independent counsel of its own choosing, and that it has had the full right and opportunity to consult with its respective attorney(s), that to the extent, if any, that it desired, it availed itself of this right and opportunity, that it or its authorized officers (as the case may be) have carefully read and fully understand this Agreement and the Ancillary Agreements in their entirety and have had them fully explained to them by such Party’s respective counsel, that each is fully aware of the contents thereof and their meaning, intent and legal effect, and that it or its authorized officer (as the case may be) is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence.

9.14        Counterparts.  This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.  Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be effective as delivery of a manually executed original counterpart of this Agreement.

9.15        Entire Agreement.  This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Buyer Disclosure Schedules, the Seller Disclosure Schedules, the Ancillary Agreements, the Confidentiality Agreement and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the transactions contemplated hereby and thereby, contain the entire agreement between the Parties with respect to the transactions contemplated hereby or thereby and supersede all prior agreements, understandings, promises and representations, whether written or oral, between the Parties with respect to the subject matter hereof and thereof, including the Confidentiality Agreement and the Letter of Intent.  In the event of any inconsistency between any such Schedules and Exhibits and this Agreement, the terms of this Agreement shall govern.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Execution Date.

ARALEZ PHARMACEUTICALS TRADING DAC

By:	/s/ Andrew I. Koven
Name: Andrew I. Koven
Title: Director

TOPROL ACQUISITION LLC

By:	/s/ David Clark
Name: David Clark
Title: Authorized Signatory

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]